                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-2/A
                                 AMENDMENT NO. 1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   Xfone, Inc.
                 (Name of small business issuer in its charter)

       Nevada                       7389                       Applied for
  (State or other              (Primary Standard            (I.R.S. Employer
  jurisdiction of                 Industrial                 Identification
  incorporation or              Classification                  Number)
   organization)                 Code Number)

c/o Swiftnet Ltd. Britannia House
960 High Road,                                                     N/A
London, United Kingdom  N12 9RY

(Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code:  011.44.2084469494

                     The Corporation Trust Company of Nevada
                                  6100 Nell Rd
                                    Suite 500
                                  Reno NV 89511

            (Name, address and telephone number of agent for service)

            477,800 SHARES ARE BEING OFFERED BY SELLING SHAREHOLDERS

                               Communications to:
                            Brenda Lee Hamilton, Esq.
                         Hamilton, Lehrer & Dargan P.A.
                        555 S. Federal Highway, Suite 270
                            Boca Raton, Florida 33432

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, as amended, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act of 1933, check the following box and list the
Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act of 1933, check the following box and list the
Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE (1)(2)

     Title of each class                      Proposed maximum  Proposed maximum
     of securities              Amount to be  offering price    aggregate offering  Amount of
     to be registered           registered    per unit          price               registration fee

common stock, $.001 par value    477,800        (1)(2)            (1)(2)            $0.12

(1)    Estimated solely to calculate the registration fee pursuant to Rule 457.
(2)    Selling shareholders hold all of the shares that we are registering.
       These shares will be sold at negotiated prices.  We will not receive proceeds from the sale of shares from the selling shareholders.

                            ------------------------

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the
Commission, acting pursuant to Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Our selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

            The date of this preliminary prospectus is October 16, 2001
                    SUBJECT TO COMPLETION, DATED OCTOBER 16,2001

PROSPECTUS
                                   Xfone, Inc.

Our current shareholders are offering 477,800 shares of our common stock.

The selling shareholders may offer their shares at any price. We will pay all expenses of registering the securities.

Our common stock is not now listed on any national securities exchange, the
NASDAQ stock market or the Over the Counter Bulletin Board.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY
PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS"
BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                              Offering Information

                                     TOTAL                 PER SHARE
Estimated offering expenses (1)      $0.00                   $0.00

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the
Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to sell these securities in any state where the offer or sale is not permitted.

           The date of this preliminary prospectus is October 16, 2001

                                TABLE OF CONTENTS

                                                                            Page

PART I - INFORMATION REQUIRED IN PROSPECTUS

     If Worldcom's agreement to provide us with telephone routing and switching services is terminated or if Worldcom does not perform under its agreement, our costs could increase and our revenues could decrease .........................................................  7

     If potential customers choose technologies superior to ours, we will be at a competitive disadvantage, which will prevent us from developing potential revenues ..........................................  7

     Our services may be interrupted, which will cause declining revenues and loss of customers ..................................................  7

     We may be unable to deliver our services over the Internet if our computer systems fail or our website fails to operate properly .....  7

     We are subject to extensive foreign regulation, foreign jurisdiction, and other conditions that may affect our costs of doing business and prevent us from being profitable .......................................  8

     If our information and billing systems do not keep pace with our operational growth, our operational efficiencies and revenues will be adversely affected .....................................................  8

     We may be subject to pricing competition for the services that we provide which may negatively affect our operations and potential profits ................................................................  8

     Our plan to allow our customers to register their phone line through our website will subject us to regulatory and efficiency concerns and increased development costs ...............................  8

     Our revenues may be insufficient to pursue our expansion plans; if we are unable to obtain financing to support our expansion plans we may have to curtail our expansion plans ................................  8

     The demand for our services fluctuates during certain periods which make it difficult for you to determine whether our business will be successful .....................................................  8

     Investors must rely on the management decisions made by our founder and Chairman of our Board of Directors, Abraham Keinan
     and our President, Guy Nissenson. If we lose either of their services, our operations will be negatively impacted. ..................  9

     Our success is dependent upon our ability to attract highly skilled employees; should we fail to retain and continually hire these employees, are operations will be negatively affected ..................  9

     Our business is dependent upon customer bases in countries that are subject to volatile economic and/or political environments;
     should we lose entire customer bases due to these factors, our revenues will be negatively affected ...................................  9

     Approximately 10% of our revenues during 1999 and approximately
     8% during 2000 were derived from one customer; should this customer cease to use our services, our revenues will be adversely affected .....  9

     We face risks in relation to Europe's new European currency, the Euro, which could adversely affect our operations and
     financial condition ....................................................  9

     Our management has significant control over stockholder matters, which may affect the ability of minority stockholders to influence our activities ......................................................... 10

     Our operations are subject to possible conflicts of interest;
     there are no assurances that we will resolve these conflicts in a manner favorable to our minority shareholders ..................... 10

     Our operations are subject to possible conflicts of interest regarding Swiftnet's agreement with Campbeltown Business, Ltd.;
     there are no assurances that we will resolve these conflicts in a manner favorable to our minority shareholders ........................ 10

     Under our Stock Purchase Agreement with Campbeltown, we have granted them an option to a 10% interest in our only operating subsidiary, Swiftnet, Ltd.; the exercise of this option could cause dilution of your ownership interest in our stock ................. 10

     Under our Stock Purchase Agreement with Campbeltown, we have granted them an option to a 10% interest in our stock; the exercise of this option could cause dilution of your ownership interest in our stock ........................................................... 10

     Our Stock Purchase Agreement with Campbeltown will enable them to exert significant influence over our operations, including all of our future equity financing transactions ........................ 11

     There is a possibility of future dilution due to issuance of additional shares ...................................................... 11

     Should a public market develop for our common stock, our common stock will be subject to significant volatility, which could result in litigation against us ............................................... 11

     Because our common stock is considered a penny stock, any
     investment in our common stock is considered a high-risk
     investment and is subject to restrictions on marketability; you may be unable to sell your shares ...................................... 11

     Because there is no public  market for our common stock, you may be unable to sell your investment in our common stock .............. 12

     If our common stock becomes tradable on the Over-the-Counter
     Bulletin Board, sales of our common stock by selling shareholders could reduce the price of our common stock and decrease the public interest in our common stock ........................................... 12

     If we issue preferred stock it could depress the market value of your investment and have an anti-takeover effect .................... 12

     We have never paid dividends, we do not expect to pay dividends and you should not buy our common stock expecting to receive dividends .............................................................. 12

     U.S. investors may have trouble in attempting to enforce
     liabilities based upon U.S. federal securities laws against us and our subsidiary, Swiftnet, and its non-U.S. resident directors ...... 13

     Certain Nevada corporation law provisions that could make a takeover more difficult could adversely affect the market price of our common stock or deprive you of a premium over the market price .................................................................. 13

     Because we conduct business internationally and have customers in 78 countries who will pay for our services in a variety of different currencies, we will be exposed to significant risks from Foreign Currency Exchange Transactions ............................ 13

     This prospectus contains "forward looking statements" which you

  Changes in and Disagreements with Accountants on
     Accounting and Financial Disclosure .................................... 37

                     SUMMARY INFORMATION AND RISK FACTORS
                               PROSPECTUS SUMMARY

This prospectus contains statements about our future business operations that involve risks and uncertainties. Our actual results could differ significantly from our anticipated future operations, because of many factors, including those identified under the "Risk Factors" Section of this prospectus beginning on page
7. The prospectus summary contains a summary of all material terms of the prospectus. You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the
Financial Statement Section beginning on page F-1, before making an investment decision. In addition, you should consult you tax, legal, or business advisor before making an investment.

                          HOW OUR COMPANY IS ORGANIZED

We were incorporated in the State of Nevada on September 1, 2000 in order to acquire Swiftnet, Ltd., a company that was incorporated under the laws of the
United Kingdom on February 12, 1990. From September 1, 2000 through October 4,
2000, we had minimal operating activity. On or about October 4, 2000, we acquired 11,000 of the A equity outstanding common shares of Swiftnet and 11,000 of the B non-equity voting common shares of Swiftnet, representing all of
Swiftnet's issued and outstanding stock in exchange for 2.4 million shares of our newly issued common stock. As a result of this transaction, Swiftnet became our subsidiary. In the exchange, our shares were valued at $0.143 per share for a total of approximately $344,187. Swiftnet's A and B shares were valued at
$15.64 per share for a total of $344,187. There was no monetary exchange in the
Swiftnet acquisition. As a result of the transaction, the members of Swiftnet's board of directors were appointed to our board of directors and Swiftnet's officers became our officers. Although we currently own 100% of the issued and outstanding stock of Swiftnet, an affiliated company that is owned by our president and his family holds an outstanding option to acquire 10% interest in
Swiftnet for $200,000.

On April 6, 2000, upon advice of Swiftnet's counsel, Mr. Michael T. Williams,
Swiftnet, Ltd entered into a merger agreement with Adar International, Inc., a
Florida corporation, whereby Adar International, Inc. was to acquire all of
Swiftnet's outstanding common stock. This merger was expected to be completed during the period from approximately February 2001 to April 2001. Swiftnet, Ltd.
entered into the merger transaction upon advice of our counsel at that time that the merger coupled with the filing of an S-4 registration statement under the name of Adar Alternative Two would be a means by which we could become a publicly traded company. Upon advice of new counsel, we learned that: (a) an S-4 was not an appropriate method for us to go public; (b) the merger transaction had no legitimate business purpose; and (c) a Form SB-2 Registration Statement followed by a Form 15c-211 filed with the National Association of Security
Dealers was the appropriate method by which to affect a publicly traded status.
Accordingly, upon advice of new counsel, in approximately June 2001 we verbally agreed with Mr. Williams to rescind the transaction. No stock had ever been exchanged in the planned merger. Although we received notification from Adar
Alternative Two's counsel that the S-4 registration statement would be withdrawn and we subsequently requested on two occasions that it be withdrawn, it has not been withdrawn to date. We then filed this registration statement for the purpose of our common stock becoming listed on the Over-the Counter Bulletin
Board.

                              WHERE YOU CAN FIND US

Our principal executive offices are located at Britannia House, 960 High Road,
London, United Kingdom N12 9RY.  Our telephone number is 011.44.2084469494.

                               ABOUT OUR BUSINESS

We provide long distance voice and data communications services through our subsidiary, Swiftnet, Ltd. Our telecommunication services include providing telephone, facsimile, and e-mail methods of communication. Since our inception, our only source of revenue has been derived from the operations of Swiftnet,
Ltd. Our customers are located in over 75 countries in Europe, Russia, Asia and
Africa; however, approximately 85% of our revenues are derived from our customers located in the United Kingdom. Swiftnet, Ltd. has provided voice and telecommunications services since 1991.

We purchase access to communications lines by using either network switching and transport facilities of other long distance providers, such as WorldCom
International Ltd. This access arrangement with other carriers enables us to provide our communications services. We market our services through advertising agents who sell our services on a commission basis, and our third party resellers who purchase our regular telephone services at wholesale prices and resell the services to the public. We do not maintain an in-house sales staff.

We provide the following services to our customers:
     o    Indirect telephone service using either our own platform or other carriers' reselling services;
     o    Pin access telephone service using 0800 free numbers;
     o    Mobile access using 0800 free numbers;
     o    E-mail/Facsimile service enabling an Internet E-mail account to send a facsimile at a discounted rate;
     o    Facsimile to E-mail or Cyber number allowing the user to receive messages directly to the user's E-mail address via a personal number;
     o    Facsimile broadcast services allowing a user to quickly send thousands of facsimiles to multiple locations; and
     o    Messaging services that send and receive customer faxes using a store and forwarding delivery function.

Our future business plans over the next 12 months include:
     o    Expansion of our current services to our existing customers;
     o    Addition of new services such as flexible tier service and calling cards;
     o    Enhancing the quality and efficiency of our customer service and billing functions by introducing enhanced Internet operations and unified billing.
     o    Contracting with additional agents and resellers to increase sales of our services;
     o    Expanding our Internet website as a channel to deliver our telecommunication services; and
     o    Conducting additional advertising in trade magazines and newspapers.

THE OFFERING:
As of the date of this prospectus, we had 5,000,000 shares of common stock issued and outstanding and no shares of preferred stock outstanding. This offering is comprised entirely of shares of our common stock held by our selling shareholders.

Although we have agreed to pay all offering expenses, we will not receive any proceeds from the sale of the selling shareholders' securities. We anticipate offering expenses of approximately $200,000.

The selling shareholders are offering 477,800 shares of our common stock. The selling shareholders may sell their shares at prevailing prices or in transactions at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling shareholders.

                    Selected Historical Financial Information

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

IN BRITISH POUNDS
                                                     December 31 (£)
                                            2000          1999          1998
                                          Audited       Audited       Audited

REVENUES                                1,354,746       758,846       652,964

OPERATING PROFIT(LOSS)                     97,687        49,469         2,669

NET INCOME(LOSS)                           69,559        39,159        (1,282)

BASIC NET INCOME(LOSS) PER SHARE             0.02          0.01          0.00

TOTAL ASSETS                              968,544       470,250       348,993

LONG-TERM DEBT                             40,676        22,981           317

IN UNITED STATES DOLLARS
                                                      December 31
                                            2000          1999          1998

Revenues                                2,022,009     1,132,606       972,916
Operating profit                          145,810        73,834         3,976
Net Income (loss)                         103,828        58,446        (1,910)
Basic net Income per Share                  0.037         0.021
Total Assets                            1,445,580       701,865       520,000
Long Term Debt                             60,710        34,300           472

Selected Historical Financial Information.

                                            Three Month Ended June 30
                               2001          2000          2001          2000
                                  British Pounds         United States Dollars
                                    Unaudited                  Unaudited
Revenues                      603,228       310,030       862,616       443,343
Operating Profit               71,465        21,295       102,195        30,452
Net Income (loss)              57,255        15,049        81,875        21,520
Basic net Income per Share       0.01                        0.02
Total Assets
Long term debt

                                            Six Month Ended June 30
                               2001          2000          2001          2000
                                  British Pounds         United States Dollars
                                    Unaudited                  Unaudited
Revenues                    1,108,923       577,560     1,585,760       825,911
Operating Profit              125,604        36,190       179,614        51,752
Net Income                     96,218        24,514       137,592        35,055
Basic net Income per Share       0.02           -            0.03          0.01
Total Assets                1,379,106                   1,972,122
Long term debt                 38,929                      55,668

                                  RISK FACTORS

AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES
A HIGH DEGREE OF RISK. WE CANNOT ASSURE PROSPECTIVE INVESTORS THAT WE WILL
CONTINUE OPERATIONS, GENERATE REVENUES, OR MAKE A PROFIT IN THE FUTURE. NO
PURCHASE OF THE COMMON STOCK SHOULD BE MADE BY ANY PERSON WHO CANNOT AFFORD A
TOTAL LOSS OF THEIR INVESTMENT

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock.

If Worldcom International Ltd.'s agreement to provide us with telephone routing and switching services is terminated or if Worldcom International Ltd. does not perform under its agreement, our costs could increase and our revenues could decrease.
We are dependent upon our agreement with WorldCom International, Ltd., our primary provider of telephone routing and switching services. Our agreement may be terminated with WorldCom upon thirty days written notice, or immediately, if we commit a material breach of this agreement. Should our agreement with
WorldCom be terminated we would attempt to secure new agreements with providers or we would have to reprogram the systems for our direct access customers from the WorldCom switch to another provider. The occurrence of either event may cause disruptions in service, prolonged interruptions, or a cessation of our customer services, leading to increased cost of service and decreased revenues.

If potential customers choose technologies superior to ours, we will be at a competitive disadvantage, which will present us from developing potential revenues.
Our industry is characterized by rapidly evolving technology and the introduction of new products and services.

There are no assurances that we will keep pace with new technologies or the introduction of new products and services, including enhancement and expansion or our services or successful integration of our third party services. If we fail to successfully implement new technologies, our competitors' services will become more attractive to our existing customer base as well as potential new customer bases, and our revenues will be negatively impacted.

Our services may be interrupted, which will cause declining revenues and loss of customers.
Our operations are subject to numerous conditions over which we have little control such as power losses, equipment failures or network software errors.
that could lead to service interruptions. Any service interruptions to our customers may reduce our revenues due to issuance of customer credits, lost sales opportunities, a reduced customer base, or damaged business reputation.

We may be unable to deliver our services over the Internet if our computer systems fail or our website fails to operate properly.
With many of our services being delivered over the Internet, we may be affected by system failure or software malfunction. Lapses in our website operation could hinder our ability to broaden our customer base, once developed, and to positively promote our brand name. Our success will also be dependent upon our communications software and hardware. Our systems will be vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and similar events. Failure of information delivery can occur due to
e-mail system, hosting site and/or local system failures. We have no property or business interruption insurance coverage and we do not intend to obtain this coverage in the near future. We may be vulnerable to computer viruses, physical or electronic break-ins, and deliberate attempts by third parties to exceed the capacity of our systems which may lead to interruptions, delays, loss of data, or cessation of service. The occurrence of any of these events could cause our current and prospective users to question our ability to reliably deliver our services, which would have a materially negative impact on our business reputation and revenues.

We are subject to extensive foreign regulation, foreign jurisdiction, and other conditions that may increase our costs of doing business and prevent us from being profitable.
Our business operates in at least 78 countries that have different regulations, standards and controls related to licensing, telecommunications, import/export, currency, and trade. Compliance with foreign rules and regulations relating to the conduct of our business may lead to increased costs, reduced foreign business, or cessation of business in certain foreign countries. If we are unable to continue marketing our services or operating our business in the same foreign countries where we presently operate, our revenues will decrease and negatively affect our potential profitability.

If our information and billing systems do not keep pace with our operational growth, our operational efficiencies and revenues will be adversely affected.
Because we provide at least 1,000,000 transactions on a daily basis to over 2000 customers located in 78 countries, our information and billing systems are under constant stress. Accordingly, we must maintain and improve our information and billing systems to enable us to perform monitoring functions and accurately and efficiently bill our customers and fill customer orders.  Accordingly, if we fail to maintain efficient information and billing systems or if these systems do not keep pace with our growth, our revenues and customer base will materially decrease.

We may be subject to pricing competition for the services that we provide which may negatively affect our operations and potential profits.
The telecommunications industry is intensely competitive due to the market entrance of many new telecommunications companies, as well as the creation of strategic alliances or conglomerates formed from cooperating telecommunication service carriers or related service companies. Many of these companies have greater financial, marketing, and operational resources and greater name recognition than we do. If we are unable to compete against these companies we may be subject to market share loss and reductions in our pricing structure, operating margins, and large volume sales.

Our plan to allow our customers to register their phone line through our website will subject us to regulatory and efficiency concerns and increased development costs.
Our expansion plans include the development of a database and website which will permit our existing and potential customers to register their phone line through our website; however, possible future regulations may prohibit telephone access over the Internet. Moreover, we may be unable to integrate technology that produces clear transmission or voice clarity through the Internet. If we are unsuccessful in these expansion plans, we will have incurred substantial development costs which will negatively affect our potential profitability.

Our revenues may be insufficient to pursue our expansion plans; if we are unable to obtain financing to support our expansion plans we may have to curtail our expansion plans.
There are substantial costs involved with our future including increases in our services, marketing, and research and development; however, our actual costs may be materially different from our estimates and our revenues may be insufficient to support our growth plans. Accordingly, we may need to seek additional financing in the future, including traditional bank financing or debt or equity securities offerings. However, financing may not be available on commercially reasonable terms. In addition, equity financing may result in dilution to existing and future equity holders or debt financing may place an undue financial strain on our operations.

If we are unable to obtain financing when needed, we may be forced to curtail our operations and our future growth plans, which would likely have a negative affect on your investment.

The demand for our services fluctuates during certain periods which makes it difficult for you to determine whether our business will be successful.
Our business is characterized by a higher demand for our services during the periods from January to March, May to July, and September to November.
Accordingly, our revenues will likely be negatively affected during these periods of lesser demand. Because certain financial quarters will reflect lower earnings, our stock price may react negatively and lower the value of your investment in our common stock. As result of our likely fluctuating financial results, our future success will be difficult to analyze or predict with any degree of certainty.

Investors must rely on the management decisions made by our founder and
Chairman of our Board of Directors, Abraham Keinan and our President, Guy
Nissenson. If we lose either of their services, our operations will be negatively impacted.
The success of our business is dependent upon the expertise of our Chairman of the Board, Abraham Keinan, and our President, Guy Nissenson. Because Mr. Keinan
and Mr. Nissenson are essential to our operations, you must rely on all management decisions from Mr. Keinan and Mr. Nissenson, who will continue to control our business affairs after the offering. We have not entered into any agreement with Mr. Keinan or Mr. Nissenson that would prevent them from leaving our company. Nor have we obtained any "key man" life insurance relating to Mr.
Keinan or Mr. Nissenson. Due to the unique abilities of Mr. Keinan and Mr.
Nissenson, no assurance can be given that, if either or both persons were to leave us, we would be able to hire and retain another Chairman of the Board or
President with comparable experience. As a result, the loss of either Mr.
Keinan's or Mr. Nissenson's services would have a materially adverse effect upon all aspects of our business.

Our success is dependent upon our ability to attract highly skilled employees;
should we fail to retain and continually hire these employees, are operations will be negatively affected.
Our current and future success depends on our ability to identify, attract, hire, train, retain and motivate various employees and consultants, including skilled technical, managerial and professional personnel as well as sales, marketing and customer service personnel. Our future business plans include recruiting agents, resellers, and employees based on performance related compensation. Competition for such skilled employees is intense and we may be unable to attract or retain the qualified professionals necessary to maintain and expand our business. Even if we out-source our work through independent contractors, we may not be able to afford the fees associated with doing so. If we fail to attract and retain the necessary managerial, sales, marketing, technical and customer service personnel, we will be unable to continue to develop or expand our operations.

Our business is dependent upon customer bases in countries that are subject to volatile economic and/or political environments; should we lose entire customer bases due to these factors, our revenues will be decreased.
Approximately 15% of our revenues are derived from countries other than the
United Kingdom. Some of these foreign countries may be subject to economic upheavals or political crisis, instability, or changes in control. For instance, we have customers in Brazil, Congo, Iran, Liberia, Russia, and the Slovak
Republic that may be subject to these volatile conditions. We cannot predict future economic or political events that may occur in these countries, including whether a change in political control or nationalization of the telecommunications industry will terminate, cause significant disruptions, or decrease our business in any particular country. Should we lose our customer bases in any of the countries where we are currently doing business, our revenues will be decreased.

Approximately 10% of our revenues during 1999 and approximately 8% during 2000 were derived from one customer; should this customer cease to use our services, our revenues will be adversely affected.
During 1999 and 2000, the United Nations World Economic Forum located in
Switzerland, accounted for approximately 10% and 8% of our revenues, respectively. We do not have any long-term contracts, commitments or arrangements with the customer. Should this customer cease to use our services in the future, our revenues will decline.

We face risks in relation to Europe's new European currency, the Euro, which could adversely affect our operations and financial condition.
In 1999, a new European currency, the Euro, was approved to replace the respective currencies of eleven European countries. We have adapted our billing and operating systems to reflect these changes; however, if we have failed to adequately identify problem issues or adequately adjusted our systems to the currency changes, our operations and financial condition could be adversely affected.

Our management has significant control over stockholder matters, which may affect the ability of minority stockholders to influence our activities.
Collectively, our officer and directors beneficially own approximately 87% of our outstanding common stock. As such, our officers and directors and their family members control the outcome of all matters submitted to a vote by the holders of our common stock, including the election of our directors, amendments to our certificate of incorporation and approval of significant corporate transactions. Additionally, our officer and directors could delay, deter or prevent a change in our control that might be beneficial to our other stockholders.

Our operations are subject to possible conflicts of interest; there are no assurances that we will resolve these conflicts in a manner favorable to our minority shareholders.
Our officers and directors are involved in other business activities and may, in the future become involved in such other business opportunities. If other business opportunities becomes available, our officers and directors may face a conflict in selecting between our business objectives and their own. We have not formulated a policy for the resolution of such conflicts. Future transactions or arrangements between or among our officers, directors and shareholders, and companies they control, may result in conflicts of interest, which may have an adverse effect on the rights of minority shareholders, our operations and our financial condition.

Our operations are subject to possible conflicts of interest regarding
Swiftnet's agreement with Campbeltown Business, Ltd.; there are no assurances that we will resolve these conflicts in a manner favorable to our minority shareholders.
On May 5, 2000, Swiftnet, Ltd., entered into an 18-month renewable consulting agreement with Campbeltown Business, Ltd., a privately held company that is owned by our president and director, Guy Nissenson, and his family. Under that agreement, we will pay Campbeltown a minimum of 2,000 UK Pounds Sterling
(approximately $2,946, US) per month plus a bonus of up to 2,750 UK Pounds
Sterling (approximately $4,050 US) based upon achieving certain predetermined performance goals for consulting services in the area of business development and management activities. These transactions were not negotiated at "arms length" and there may be conflicts with respect to the interpretation and enforcement of any agreement between us and our officers, directors, shareholders and their affiliates. Any dispute with respect to the interpretation or enforcement of agreements between us and our officers, directors, shareholders and their affiliates may not be resolved in our favor.
There can be no assurance that future transactions or arrangements between with our officers, directors, shareholders and their affiliates will be advantageous to us, that conflicts of interest will not arise with respect thereto, or that if conflicts do arise, that they will be resolved in a favorable manner to our company.

Under our Stock Purchase Agreement with Campbeltown, we have granted them an option to acquire a 10% interest in our only operating subsidiary, Swiftnet; the exercise of this option would cause a dilution of our ownership interest in our stock.
Currently, we own 100% of the issued and outstanding stock of Swiftnet, Ltd., which is our only operating business. However, on June 19, 2000, we entered into a Stock Purchase Agreement with Campbeltown Business, Ltd., an affiliated company owned by our president and director Guy Nissenson, and his family, which could reduce our ownership interest in Swiftnet. Under the Stock Purchase
Agreement, as clarified by a letter agreement on July 30, 2001, until either we become listed on the Over the Counter Bulletin Board or December 31, 2005,
Campbeltown Business, Ltd., has an option to acquire additional shares of
Swiftnet, representing up to 10% of all such issued shares, for a total cost of
$200,000. Campbeltown can exercise this option, in whole or in part, until
December 31, 2005. If Campbeltown exercises this option, we will no longer own all 100% of Swiftnet.

Under our Stock Purchase Agreement with Campbeltown, we have granted them an option to a 10% interest in our stock; the exercise of this option could cause dilution of your ownership interest in our stock.
Under the Stock Purchase Agreement with Campbeltown, as currently amended, if we become listed on the Over the Counter Bulletin Board prior to December 31, 2005,
Campbeltown's option to acquire shares of Swiftnet will convert to an option to acquire 10% of our outstanding shares for the same $200,000 of consideration. If
Campbeltown exercises its right to acquire any of our shares under this option, their chairman of our Board of Directors, Abraham Keinan, has a right, for a period of 30 days, to require us to use the proceeds from that exercise to repurchase an equal amount of our shares from him at the same price per share as paid by Campbeltown. In addition, under the Stock Purchase Agreement,
Campbeltown has the right to purchase or acquire the same number of shares of our stock as may be issued to Abraham Keinan in the future, so that the relative percentage ownership of Abraham Keinan and Campbeltown remains the same. As a result, there are no assurances that additional shares of our common stock will not be issued to Campbeltown under the Stock Purchase Agreement, which could dilute your ownership interest in us. In addition, there are no assurances that we will receive any proceeds from Campbeltown's exercise of its option to acquire our shares, since Abraham Keinan may require us to repurchase his shares for the same amount.

                                       10

Our Stock Purchase Agreement with Campbeltown will enable them to exert significant influence over our operations, including all of our future equity financing transactions.
We have entered into a Stock Purchase Agreement with Campbeltown Business, Ltd., an affiliated company owned by our president and director Guy Nissenson and his family, which could restrict our operations. As noted above, the Stock Purchase
Agreement, as clarified on July 30, 2001, grants Campbeltown an option to acquire addition shares of our stock, or that of our subsidiary, until December
31, 2001. The amended Stock Purchase Agreement also prohibits us from issuing any additional shares or equity rights without a written agreement from
Campbeltown. In addition, under the agreement, Campbeltown has a right of first refusal on any securities offering we conduct until December 31, 2005, as long as they own more that 4% of our stock. As a result the Stock Purchase Agreement, we may not be able to obtain necessary equity financing in the future without
Campbeltown's consent; no assurance can be given that we will be able to obtain such consent if requested. Although Campbeltown is presently owned by our president and director, Guy Nissenson, and his family, there are no assurances that we will be able to obtain Campbeltown's consent for future equity financing, particularly if Guy Nissenson were no longer to be involved with our company or if Guy Nissenson and his family were to sell or transfer their ownership interest in Campbeltown to an unrelated third party. In addition, the
Stock Purchase Agreement, as currently amended, specifically provides that
Campbeltown may assign their interest in that contract to any entity. As a result, no assurance can be given that the contract will not be assigned to a hostile entity that may refuse to allow us to issue additional shares of stock in the future.

There is a possibility of future dilution due to issuance of additional shares.
Our articles of incorporation authorize the issuance of 25,000,000 shares of common stock, of which 20,000,000 remain unissued at this time. Our Board of
Directors have the power to issue substantial additional shares of common stock or stock options relating to our common stock without shareholder approval.
Potential as well as existing investors should be aware that these stock issuances may result in a reduction of the book value or market price, if any, of the outstanding shares of common stock. If we issue any additional shares of common stock, or if any stock options are exercised, such issuance will reduce the proportionate ownership and voting power of each other shareholder. Further, a new issuance of shares may result in a change in control or management of our company.

Should a public market develop for our common stock, our common stock will be subject to significant volatility, which could result in litigation against us.
Should a market for our common stock develop, the trading prices of our common stock could be subject to wide fluctuations In recent years market prices for the common stock of telecommunications companies, have experienced wide price fluctuations, not necessarily related to the operating performance of those companies. The market price for our common stock may be affected by general stock market volatility. Securities class action litigation has occurred against companies that have experienced high levels of price and volume volatility. If we became a defendant in securities class action litigation, management's attention and resources to our operations may be diverted to such litigation, we may incur substantial litigation related costs, and our financial results may be adversely affected.

Because our common stock is considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.
If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock. As a result, if our shares become subject to such penny stock rules at any time in the future, our shareholders will, in all likelihood, find it difficult to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations at page 55 below.

                                       11

Because there is no public market for our common stock, you may be unable to sell your investment in our common stock.
There is no established public trading market or market maker for our securities. There can be no assurance that a market for our common stock will be established or that, if established, a market will be sustained. Therefore, if you purchase or have already purchased our common stock, you may be unable to sell our common shares. Accordingly, you should be able to bear the financial risk of losing your entire investment.

A market maker sponsoring a company's securities is required to obtain a listing of the securities on any of the public trading markets, including the
Over-the-Counter Bulletin Board. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for listing on the Over-the-Counter Bulletin Board.

We may apply for listing of the Securities on the Over-the-Counter Bulletin
Board, but there can be no assurance that we will be able to obtain this listing. The Over-the-Counter Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange.
Instead, Over-the-Counter Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks.
Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

If our common stock becomes tradable on the Over-the-Counter Bulletin Board, sales of our common stock by selling shareholders could reduce the price of our common stock and decrease the public interest in our common stock.
By our filing of this registration statement, we are attempting to register
477,800 shares of our common stock held by the selling shareholders. If this registration statement is declared effective, the selling shareholders will be able to sell their shares at negotiated prices. If our common stock becomes tradable on the Over-the-Counter Bulletin Board, prospective purchasers will be able to purchase and our selling shareholders will be able to sell our common stock in the open market. If a substantial amount of the selling shareholders'
shares of common stock is sold, there may be downward price pressures on our common stock price. This selling activity could decrease the market price of our common stock or decrease the level of public interest as well as the level of public interest in our common stock. In addition, this selling activity could inhibit buying activity that might otherwise help support the market price of our common stock, as well as prevent possible upward movements in our common stock.

If we issue preferred stock it could depress the market value of your investment and have an anti-takeover effect.
Although we have not issued any preferred stock, we have 50,000,000 authorized shares of preferred stock that may be issued by action of our Board of
Directors. Our Board of Directors may designate voting control, liquidation, dividend and other preferred rights to preferred stock holders. Our Board of
Directors' authority to issue preferred stock without shareholder consent may have a depressive effect on the market value of our common stock. The issuance of preferred stock, under various circumstances, could also have the effect of delaying or preventing a change in our control or other take-over attempt and could adversely affect the rights of minority shareholders.

We have never paid dividends, we do not expect to pay dividends and you should not buy our common stock expecting to receive dividends.
We have never paid dividends nor do we anticipate the declaration or payments of any dividends in the near future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our Board of Directors will determine future dividend policy at their sole discretion and future dividends will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors.
Future dividends may also be affected by covenants contained in loan or other financing documents, which may be executed by us in the future. Therefore, there can be no assurance that cash dividends will ever be paid. You should not purchase our common stock expecting to receive dividends.

                                       12

U.S. investors may have trouble in attempting to enforce liabilities based upon
U.S. federal securities laws against us and our subsidiary, Swiftnet, and its
non-U.S. resident directors.
Our operations are conducted through our subsidiary, Swiftnet, Ltd., which is incorporated and located in the United Kingdom. Accordingly, all of our assets are located outside the United States. In addition, all of our directors are foreign citizens. As a result, it may be difficult or impossible for U.S.
investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets, or the assets of our subsidiaries, are located: (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable
U.S. federal and state securities laws; or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

Certain Nevada corporation law provisions that could make a takeover more difficult could adversely affect the market price of our common stock or deprive you of a premium over the market price.
We are incorporated in the State of Nevada. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors. These provisions could adversely affect the market price of our common stock.

Because we conduct business internationally and have customers in 78 countries who will pay for our services in a variety of different currencies, we will be exposed to significant risks from Foreign Currency Exchange Transactions.
Although our primary operations are located in the United Kingdom, we conduct financial transactions with customers in 78 different countries. These customers pay for our services in a variety of currencies, some of which are stronger and some of which are weaker than the UK Pound Sterling. We do not conduct any hedging transactions to offset our risk relating to these foreign currency transactions. As a result, we will be exposed to significant foreign currency exchange rate risks in connection with our financial transactions with customers, vendors and suppliers throughout the world. If the UK Pound Sterling becomes weaker against other foreign currencies, our payments made for goods and services purchased outside of the United Kingdom will be relative to the UK
Pound Sterling, and our payments received for goods and services that we provide to customers outside of the United Kingdom will be smaller relative to the UK
Pound Sterling.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains "forward looking statements" which you should read and interpret with caution. Some of the statements in this prospectus are "forward looking statements". These forward looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward looking statements. These factors include, among others, the factors set forth under "Risk Factors." The words "believe," "expect," "anticipate," "intend," and
"plan" and similar expressions identify forward looking statements. We caution you not to place undue reliance or make your investment decision based on any forward-looking statements. We undertake no obligation to update or revise any of the forward-looking statements in this document to reflect any future events or developments.

                                       13

USE OF PROCEEDS

Not Applicable. We will not receive any proceeds from the sale of the securities by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Not Applicable. The selling shareholders will be able to determine the price at which they sell their securities.

DILUTION

Not applicable. We are not offering any shares in this registration statement.
All shares are being registered on behalf of our selling shareholders.

SELLING SHAREHOLDERS

The selling shareholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling shareholders.

                                                    Amount                                      Percentage
                                                    Beneficially            Amount              Owned
                            Relationship            Owned Prior             To Be               Before/After
Name                        With Issuer             To Offering             Offered             Offering

A. Heller                                               100                   100                0.002%/0
A. L. Cohen                                             100                   100                0.002%/0
A. Weisz                                                100                   100                0.002%/0
A. J. Benson Limited                                    200                   200                0.004%/0
Adminland Ltd.                                          400                   400                0.008%/0
Alicia Rotbard                                        10000                 10000                0.200%/0
Analysis International
   Ltd.                                                 100                   100                0.002%/0
Ashley Paul Hope             Reseller                   150                   150                0.003%/0
Asia Centre Pic                                         200                   200                0.004%/0
Athanasios Hatziantoniou     Employee                   800                   800                0.016%/0
Aviv Plastics Limited                                   200                   200                0.004%/0
B & B Import Export                                     100                   100                0.002%/0
B. Rokach                                               100                   100                0.002%/0
B. Wainman                                              200                   200                0.004%/0
Binoray Ltd.                                            200                   200                0.004%/0
BLD Agencies Ltd.                                       200                   200                0.004%/0
Brittany Plant Ltd.                                     200                   200                0.004%/0
Bryan Franks                 Joint Venture
                             Partner                    300                   300                0.006%/0
C K Business Systems                                    300                   300                0.006%/0
CER                                                     100                   100                0.002%/0
Charlie Dury                 Agent                      300                   300                0.006%/0
Cheryl Glick                 Employee                  2500                  2500                0.050%/0
China Associates Ltd.                                   100                   100                0.002%/0
D M Q A Technical
  Services(UK)                                          200                   200                0.004%/0
D. M. Halpern                                           100                   100                0.002%/0
Dan Moskovitz                                           200                   200                0.004%/0
Daniel W. Webb               Reseller                   150                   150                0.003%/0
Danny Rotenberg                                         200                   200                0.004%/0
Dasons Computers Ltd.                                 20000                 20000                0.400%/0
Direct Bargain
   Supplies Ltd.                                        200                   200                0.004%/0
Dov Kol                                                 300                   300                0.006%/0
E. Hochhauser                                           100                   100                0.002%/0
Euro Net Data Ltd.                                      100                   100                0.002%/0
Eyal Harish                                           40000                 40000                0.800%/0
Faith Products Ltd.                                     200                   200                0.004%/0
Fastgrand Ltd.                                          100                   100                0.002%/0
First UNITED KINGDOM
  Ltd.                                                  200                   200                0.004%/0
Fiserves Securities
  Inc. FBO                                              200                   200                0.004%/0
Foto Fair                                               200                   200                0.004%/0
Gerald Wise & Co. Ltd.                                  200                   200                0.004%/0
Gibraltor Bravo
  Investment                                            300                   300                0.006%/0
Guyomarch Management
  Ltd.                                                 5000                  5000                0.100%/0
H. Ganz                                                 100                   100                0.002%/0
Hamilton, Lehrer
  & Dargan P.A.              Attorney               105,000               105,000                0.021%/0
Hanina Fine Arts Ltd.                                   100                   100                0.002%/0
Hari Exporters
  & Importers                                           200                   200                0.004%/0
Hendon Bagel Bakery                                     200                   200                0.004%/0
Herman Ebert                 Agent                     2500                  2500                0.050%/0
Independent Telephone
  Analysis, Ltd.             Agent                      300                   300                0.006%/0
InTouchUK.com Ltd.           Reseller                   300                   300                0.006%/0
Isaac Jacobson                                          100                   100                0.002%/0
J H Handling Ltd.                                       100                   100                0.002%/0
J. A. Alter                                             100                   100                0.002%/0
J. Feld                                                 100                   100                0.002%/0
J. Steinberg                                            200                   200                0.004%/0
Jacob Eliav                                             100                   100                0.002%/0
Kaifeng Ltd.                                            300                   300                0.006%/0
KBMD                                                    100                   100                0.002%/0
Konstantinos Agrafiotis      Employee                   800                   800                0.016%/0
Kruskal Insurance
  Brokers                                               100                   100                0.002%/0
Leading Edge Services
  Ltd.                                                  200                   200                0.004%/0
Loudwater Trade &
  Finance Ltd.                                          200                   200                0.004%/0
M. Gavish                                               100                   100                0.002%/0
Markus King & Co.                                       300                   300                0.006%/0
Martin Heller Chartered      Accountant                 200                   200                0.004%/0
Meir Gurvitz                                            200                   200                0.004%/0
Merchant Whitewater Ltd.                                200                   200                0.004%/0
Michael Pasha & Co.                                     200                   200                0.004%/0
Mordechai Tager                                         200                   200                0.004%/0
Mordechay Charitan                                    70000                 70000                1.400%/0
Mosdor & Co. Ltd.                                       100                   100                0.002%/0
Moshe Lusky                                            5000                  5000                0.100%/0
Multinet Global Ltd.                                    300                   300                0.006%/0
Museum Plc                                              100                   100                0.002%/0
Netta Holdings LLC                                    10000                 10000                0.200%/0
New Design                                              100                   100                0.002%/0
Norman Feiner                Agent                     1200                  1200                0.024%/0
Oban Management Ltd.                                    300                   300                0.006%/0
Ofer Wiseglass                                         5000                  5000                0.100%/0
P. Rothem - IDC Ltd.                                    100                   100                0.002%/0
Patagonia Travel                                        100                   100                0.002%/0
Phillip D. Pickles                                      100                   100                0.002%/0
Phillip W K Cheung           Employee                   900                   900                0.018%/0
Polepart Ltd.                                           100                   100                0.002%/0
Prestige Network                                        300                   300                0.006%/0
R Lew                                                   100                   100                0.002%/0
R Patel                                                 200                   200                0.004%/0
Rafi Sidi                    Agent                      300                   300                0.006%/0
Rainbow Properties Ltd                                  200                   200                0.004%/0
Rami Danielli                                         50000                 50000                1.000%/0
Ray Harkus                   Agent                      300                   300                0.006%/0
Recommend Ltd                                           400                   400                0.008%/0
Reed & Co Estate Agents                                 200                   200                0.004%/0
Reit Asset Management                                   300                   300                0.006%/0
Rosenberg                                               100                   100                0.002%/0
Rudder Clothing Ltd                                     200                   200                0.004%/0
S. Friedman                                             200                   200                0.004%/0
Sandra Beeton                Former Employee            500                   500                0.010%/0
Sharon Tager-Charitan                                   300                   300                0.006%/0
Sixtrees Ltd.                                           100                   100                0.002%/0
Snaith Insurance                                        100                   100                0.002%/0
Steven J. Wright                                        100                   100                0.002%/0
Suncrest Trading Ltd.                                   200                   200                0.004%/0
Sunflower Investment
  Group Ltd.                                          20000                 20000                0.400%/0
Tapewish Ltd.                                           200                   200                0.004%/0
Terence Noyek                                           100                   100                0.002%/0
Travelon Int'l Ltd.                                     300                   300                0.006%/0
Trinity Managment Ltd.                                  100                   100                0.002%/0
Tropicourt Ltd.                                         100                   100                0.002%/0
Val D'isere Fashions                                    200                   200                0.004%/0
Wellington Gallery                                      200                   200                0.004%/0
Worldnet Global.com Ltd.     Reseller                   500                   500                0.010%/0
WST Charters                                            300                   300                0.006%/0
Yechiel Meir                                            200                   200                0.004%/0
Zeev Karoz                                            10000                 10000                0.200%/0
Zeneca Commercial, S.A.      Lender                  100000                100000                2.000%/0
Zion Elani                                              200                   200                0.004%/0
Zodiac Maritime
  Agencies Ltd.                                         500                   500                0.010%/0

TOTALS                                              477,800               477,800

                                       14

We intend to seek qualification for sale of the shares in those states where the shares will be offered. That qualification is necessary to resell the shares in the public market and only if the shares are qualified for sale or are exempt from qualification in the states in which the selling shareholders or proposed purchasers reside. There is no assurance that the states in which we seek qualification will approve resales of the shares.

PLAN OF DISTRIBUTION

Our Selling Shareholders are offering 477,800 Shares of our common stock.

The selling shareholders may sell their shares or the shares may be sold by those to whom such shares are transferred at any negotiated price. We will not receive proceeds from the sale of the shares by the selling shareholders or any other person.

The securities offered by this prospectus will be sold by the selling shareholders or by those to whom such shares are transferred. We will file a post effective amendment to this registration statement to identify transferees to whom the selling shareholders transfer their stock. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the selling shareholders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling shareholders were to provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus. In addition, the selling shareholders and any brokers and dealers through whom sales of the securities are made, may be deemed to be
"underwriters" within the meaning of the Securities Act of 1933, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledgee in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. The selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus.

In addition to the above, each of the selling shareholders and any other person participating in a distribution will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation
M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person.

There can be no assurances that the selling shareholders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
Under applicable rules and regulations of the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

                                       15

All of the foregoing may affect the marketability of our securities. Pursuant to the various agreements we have with the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities, other than the selling security holders' pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling shareholders.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders, we will file a Rule 424(b) prospectus disclosing such matters.

LEGAL PROCEEDINGS

In July 2001 we filed a lawsuit in the court of Petach - Tikva, Israel against
Ryfcom, Ltd. and its Chief Executive Officer, Mr. Paltiel Porat. In this lawsuit, we allege an unpaid debt due to us in the amount of $107,528 from
Ryfcom for services rendered by us. The debt arose from an agreement between us and Ryfcom, a provider of calling card services operating in Israel, in which traffic originating from Ryfcom calling cards was delivered through our system in London. Mr. Porat signed a personal guarantee agreement to secure the all of
Ryfcom's obligations under our agreement with Ryfcom.

We are involved in a potential dispute with a former director of Swiftnet Ltd,
Yehuda Shenhav, regarding Mr. Shenhav's claim that Swiftnet unjustly removed him from Swiftnet's board of directors. From April 2000 to May 2000, Swiftnet desired to enhance its finance and management team by removing Mr. Shenhav from its board of directors and replacing him with our President, Mr. G. Nissenson.
Mr. Shenhav has never participated in any board meetings and was never actively involved in the management of Swiftnet. The proposed enhancement of our finance and management team was in preparation for Swiftnet plan to become a Securities and Exchange Commission reporting company and later an Over-the-Counter Bulletin
Board traded company. Despite our invitations and correspondence to Mr. Shenhav to exercise his rights through proxy regarding his proposed removal from
Swiftnet's Board of Directors, he never properly exercised his rights. On June
16, 2000, over 75% of Swiftnet's shareholders passed resolutions removing Mr.
Shenhav from Swiftnet's Board of Directors and replaced him with Mr. G.
Nissenson. Mr. Shenhav claims that the process by which he was removed from
Swiftnet's Board of Directors was not lawful. No actual litigation has been initiated in this matter. We have not received any other communications from Mr.
Shenhav regarding any such claims since approximately July 2000. In addition, we have never received any communications from Mr. Shenhav threatening litigation in this matter.

Although we believe that Mr. Shenhav's claims have no merit and we will vigorously defend any such claims should they be litigated, there are no assurances that we will prevail in such litigation. Any judgment that may be brought against us in connection with such a matter may have an adverse effect upon our financial condition and/or dilute the value of your investment should the additional shares be issued to the former director/shareholder. No litigation has been filed regarding this matter as of the date of this prospectus.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our bylaws provide that we have at least one director. Our directors and executive officers are as follows:

-------------------- ---------- ---------------------------------------------
 Name                   Age      Position
-------------------- ---------- ---------------------------------------------
Abraham Keinan           52      Chairman of the Board of Directors,
                                   Principal Financial and Accounting Officer
-------------------- ---------- ---------------------------------------------
Guy Nissenson            27      President/Director
-------------------- ---------- ---------------------------------------------

                                       16

Mr. Abraham Keinan has been our Chairman of the Board of Directors and our
Principal Financial and Accounting Officer since our inception. Abraham Keinan founded Swiftnet, Ltd., in January 1991. From 1991 to present he has been
Swiftnet's Managing Director. Abraham Keinan received a Bachelor of Science
Degree in Mechanical Engineering from Ben-Gurion University, Beer-Sheeva -
Israel.

Mr. Guy Nissenson has been our President and a Director since our inception. Guy
Nissenson joined Swiftnet, Ltd. in October 1999 and became a director of
Swiftnet, Ltd. in May 2000. He was a marketing manager of RADA Electronics
Industries from May 1997 to October 1998. Guy Nissenson was an audit and control officer with the rank of lieutenant of the Israeli Defense Forces - Central
Drafting Base and other posts from March 1993 to May 1997. In July 2000, Guy
Nissenson received a Bachelor of Science Degree in Business Management from
Kings College - University of London.

SIGNIFICANT EMPLOYEES

Mrs. Bosmat Houston, 40 years of age, has been our Research and Development
Manager since our inception. She joined Swiftnet, Ltd., in September 1991 as its
Research and Development Manager. Mrs. Houston received a Bachelor of Science
Degree in Computer Science from the Technion - Institution of technology, Haifa
- Israel in 1986.

Other than as identified above, we have no other significant employees.

FAMILY RELATIONSHIPS

There are no family relationships among our officers, directors, or persons nominated for such positions.

LEGAL PROCEEDINGS.

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership of our Common Stock as of the date of this Registration Statement by:
     o    Each shareholder known by us to own beneficially  more than 5% of our common stock;
     o    Each executive officer;
     o    Each director or nominee to become a director; and
     o    all directors and executive officers as a group.

------------------ ------------------------- ------------------------ ------------------------ --------------------

  Title of Class       Name & Address of       Amount of Beneficial      Nature of Ownership     Percent of Class
                        Beneficial Owner            Ownership

------------------ ------------------------- ------------------------ ------------------------ --------------------
Common              Abraham Keinan                   2,342,333                 Direct                  46.8
                    4 Wycombe Gardens
                    London Nw11 8al
                    United Kingdom
------------------ ------------------------- ------------------------ ------------------------ --------------------
Common              Vision Consultants *             1,302,331                Indirect*                26.0
                    Kings Court
                    POB N-3944
                    Bay Street
                    Nassau, Bahamas
------------------ ------------------------- ------------------------ ------------------------ --------------------
Common              Campbeltown                        720,336                Indirect*                14.4
                    Business Ltd. **
                    P.O. Box 3152
                    Road Town, Tortola,
                    British Virgin Islands
------------------ ------------------------- ------------------------ ------------------------ --------------------
Common              All directors and                4,365,000                                         87.2
                    executive officers
                    as a group
------------------ ------------------------- ------------------------ ------------------------ ---------------------

     This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.  Except as otherwise noted, herein, we are not aware of any arrangements which may result in a change in control of our company. The chairman of our Board of Directors, Abraham Keinan and our President, Guy
     Nissenson have entered into a shareholders agreement with each other, on behalf of their respective companies, Vision Consultants and Campbeltown
     Business Ltd., pursuant to which each party has a right of first refusal on any proposed sale of our stock by the other party.

     *Vision Consultants is beneficially owned by Abraham Keinan.

     **Guy Nissenson and his family are shareholders of Campbeltown Business
     Ltd. Pursuant to a Stock Purchase Agreement, clarified on July 30, 2001,
     Campbeltown has an option to acquire 10% of our outstanding stock if we become listed on the Over-the-Counter Bulletin Board before December 31,
     2005. Campbeltown also has a first right of refusal on any of our securities offerings until December 31, 2005, so long as Campbeltown owns more than 4% of our outstanding stock. To the extent that we issue any shares to Abraham Keinan, Campbeltown has the right to purchase or acquire such number of our shares on the same terms and conditions as Abraham
     Keinan such that the relative percentage ownership of Abraham Keinan and
     Campbeltown remains the same.

                                       17

DESCRIPTION OF SECURITIES

General

The following description is only a summary of the material terms of our securities, and is qualified in its entirety by reference to our Articles of
Incorporation and Bylaws. Our Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

We are authorized to issue 25,000,000 shares of common stock with a par value of
$.001 per share. As of the date of this registration statement, there were
5,000,000 common shares issued and outstanding held by 124 shareholders of record. All shares of common stock outstanding are, and the common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of
Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.
There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 50,000,000 shares of $.001 value par preferred stock.
As of the date of this registration statement, there are no preferred shares outstanding. We presently have no plans to issue any shares of preferred stock.
However, preferred stock may be issued with preferences and designations as the
Board of Directors may from time to time determine. The Board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares, while there is any arrearage in the payment of dividends on our preferred stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

Our financial statements as of December 31, 2000 and December 31, 1999, and the
related consolidated statements of operations, stockholders' equity and cash flows for the years then ended included in this prospectus are in reliance on the report of Chaifetz and Schreiber, P.C., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                       18

LEGAL MATTERS:

The validity of the common stock being offered hereby will be passed upon for us by Hamilton, Lehrer & Dargan, P.A. who received 105,000 shares of our common stock in exchange for legal services rendered to us.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

The By-Laws of this corporation, subject to the provisions of Nevada Corporation
Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of
1933 and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

On September 1, 2000, in accordance with our first board of directors meeting, we issued 1,730,000 shares of our common stock to our founder and director,
Abraham Keinan for services rendered in our corporate formation. Specifically,
Mr. Keinan's services consisted of the establishment of our business concept and providing his technical expertise to our business. Our Board of Directors valued
Mr. Keinan's services at $247,390.

Since inception through December 31, 2000, we have, along with our subsidiary,
Swiftnet, Ltd., loaned Abraham Keinan a total of 216,133 Pound Sterling or approximately $322,586 based upon the exchange rate at December 31, 2000. We provided the loan to Mr. Keinan to promote his loyalty and continued service as our Chairman of the Board of Directors. This loan is reflected in a promissory note payable in ten equal installments of approximately $19,150 beginning
January 1, 2002 and ending on January 1, 2011. This note is non-interest bearing.

On May 5, 2000, Swiftnet, Ltd. entered into an 18-month renewable consulting agreement with Campbeltown Business, Ltd., a private company owned by Guy
Nissenson, our president and director, and his family, to provide consulting services to us in the area of marketing and finance, including: (a) conducting analysis of proposed acquisitions; (b) seeking markets for our telecommunications services in additional countries; (c) formulating strategies for our future growth plans; and (d) introducing potential customers to our business. Under the agreement, we are obligated to pay Campbeltown 2,000 UK
Pound Sterling (approximately $2,946) per month, along with an additional monthly performance bonus based upon Swiftnet, Ltd., attaining the following revenue levels:

----------------------------------------------- --------------------------------
             TARGET AMOUNT OF                      ADDITIONAL MONTHLY BONUS
            REVENUES PER MONTH
----------------------------------------------- --------------------------------
Less than 125,000 Pounds (UK)                     0 Pounds (UK)
----------------------------------------------- --------------------------------
Between 125,000 - 150,000 Pounds (UK)             1,250 Pounds (UK)
  (approximately $ 184,125 - $ 220,950 US)        (approximately $ 1,841 US)
----------------------------------------------- --------------------------------
Between 150,000 - 175,000 (UK)                    2,500 Pounds (UK)
  (approximately $ 220,950 - $ 257,775 US)        (approximately $ 3,583 US)
----------------------------------------------- --------------------------------
Over 175,000 Pounds (UK)                          2,750 Pounds (UK)
  (approximately $ 257,775 US)                    (approximately $ 4,050 US)
----------------------------------------------- --------------------------------

On May 11, 2000, Swiftnet, Ltd. and our Chairman of the Board of Directors,
Abraham Keinan, entered into an employment agreement with Guy Nissenson, our president. Under the terms of the agreement, Swiftnet has employed Mr. Nissenson for the purpose of business development and sales and marketing, at a base rate of 1000 pounds (UK) per month (approximately $1,433 US). When Swiftnet reaches average sales of 175,000 pounds (UK) per month for a three month period, Guy
Nissenson's salary will be increased to 2,000 pounds (approximately $2,866 US)
per month. In addition, the agreement provides that Guy Nissenson will receive an unspecified number of options to acquire our stock that is limited to 50% of the options that Abraham Keinan receives. As such, the agreement protects Mr.
Nissenson's rights to have at least 50% of the options rights that Mr. Keinan will have. Because Mr. Keinan has not received any options to date, the option amount terms are not specified. At such time as the options are received by Mr.
Keinan, our Board of Directors will establish the terms of the options. Mr.
Nissenson can transfer the right of these options to another company or person at his discretion. Swiftnet may only cancel these options if : (1) Guy Nissenson no longer works with Swiftnet; or (2) if within twelve months of Guy Nissenson's employment with the company, Swiftnet and any other companies that may buy or merge into Swiftnet in the future, do not reach average revenues (over a three consecutive month period) of at least 120,000 pounds (UK). Because the average sales per month have exceeded 120,000 pounds within a twelve month period of Mr.
Nissenson's employment, Swiftnet cannot cancel the options.

                                       19

On June 19th, 2000, Swiftnet, Ltd. entered into a Stock Purchase
Agreement with Abraham Keinan and Campbeltown Business Ltd., a company owned by
Guy Nissenson and his family. This agreement was made in contemplation of the
April 6, 2000 Swiftnet, Ltd/Adar International, Inc. merger being completed, whereby Adar International, Inc. was to acquire all of Swiftnet, Ltd.'s outstanding common stock. This merger was expected to be completed during the period from approximately February 2001 to April 2001. Swiftnet, Ltd. entered into the merger transaction upon advice of our counsel at that time that the merger coupled with the filing of an S-4 registration statement under the name of Adar Alternative Two would be a means by which we could become a publicly traded company. Upon advice of new counsel, we learned that: (a) an S-4 was not an appropriate method for us to go public; (b) the merger transaction had no legitimate business purpose; and (c) a Form SB-2 Registration Statement followed by a Form 15c-211 filed with the National Association of Security Dealers was the appropriate method by which to affect a publicly traded status. Accordingly, upon advice of new counsel, in approximately June 2001 we verbally agreed with
Mr. Williams to rescind the transaction. No stock had ever been exchanged in the planned merger. Although we received notification from Adar Alternative Two's counsel that the S-4 registration statement would be withdrawn and we subsequently requested on two occasions that it be withdrawn, it has not been withdrawn to date. We then filed this registration statement for the purpose of our common stock ultimately becoming listed on the Over-the Counter Bulletin
Board.

The June 19, 2000 agreement provides that:

     o    Abraham Keinan confirmed that all his businesses activities and initiatives in the field of telecommunications are conducted through
          Swiftnet, and would continue for at least 18 months after the conclusion of this transaction.

     o    Campbeltown declared that it is not involved in any business that competes with Swiftnet and would not be involved in such business at least for 18 months after this transaction is concluded. This agreement term has been satisfied by Campbeltown.

     o    Campbeltown would invest $100,000 in Swiftnet Ltd., in exchange for
          20% of the total issued shares of Swiftnet, Ltd.; Campbeltown would also receive 5% of the issued and outstanding shares of our company following our acquisition with Swiftnet.

     o    Swiftnet, Ltd., and Keinan would guarantee that Campbeltown's 20%
          interest in the outstanding shares of Swiftnet would be exchanged for at least 10% of our outstanding shares and that Campbeltown would have in total at least 15% of our total issued shares after our acquisition occurred.

     o    Campbeltown would have the right to nominate 33% of the members of our board of directors and Swiftnet's board of directors. When Campbeltown ownership in our common stock was less than 7%, Campbeltown would have the right to nominate only 20% of our board members but always at least one member. In the case that Campbeltown ownership in our common stock was less than 2%, this right would expire. In the case that Adar group transaction is not concluded and Campbeltown sells all of its shares in Swiftnet, the right for 33% board members in Swiftnet will expire.

     o    Campbeltown would have the right to nominate a vice president in
          Swiftnet and/or our common stock. It is agreed that Mr. Guy Nissenson is nominated now.  If for any reason Guy Nissenson will leave his position, Campbeltown and Abraham Keinan will agree on another nominee. The Vice President will be employed with suitable conditions.
          This right will expire when both conditions happen: Campbeltown is no longer a shareholder in Swiftnet and it owns less than 2% of our common stock.

     o    Campbeltown has the option to purchase additional shares of Swiftnet that will represent 10% of all issued shares after the transaction for
          $200,000 US. This transaction can be executed either by Swiftnet issuing new shares, or by Abraham Keinan selling his private shares
          (as long as he has an adequate amount of shares), as Abraham Keinan will decide. This option will expire on Dec 31, 2005. Campbeltown can exercise this option in parts. If this option is exercised before the conclusion of Adar Group transaction Keinan and Swiftnet will make sure and guarantee  that the shares owned by Campbeltown because of exercising this option will be exchanged by the same percentage of ownership in our common stock. It is agreed that if Campbeltown exercised only part of the option buying Swiftnet shares it will have the right to exercise the reminder of the option for our shares at the same terms. As long as Swiftnet is not a public company or is merged /
          bought / taken over by a third party only half of the option above could be taken.

                                       20

     o    Alternatively to the right described in the point above after the conclusion of Adar group transaction Campbeltown will have the option to purchase shares of Xfone that will represent 10% of all issued and outstanding shares at the first day of flotation (after the transaction) for the amount of $200,000 US. It is Campbeltown decision what alternative to choose. This transaction can be executed either by
          Xfone issuing new shares, or by Abraham Keinan selling his private shares in Xfone (as long as he has an adequate amount of shares), as
          Abraham Keinan will decide. The option can be executed in parts and will expire on Dec 31,2005.

     o    Campbeltown will have the right to participate under the same terms and conditions in any investment or transaction that involve equity rights in Swiftnet or us conducted by Abraham Keinan at the relative ownership portion.

     o    In the event that Swiftnet or we will seek for money in a private placement for equity or any other rights, Campbeltown will have the right of first refusal on any transaction or part of it until Dec 31,
          2005 or as long as it owns over 7% of Swiftnet equity or 4% of our common stock.

     o    Keinan and Campbeltown have signed a right of first refusal agreement for the sale of their shares.

     o    Until we conduct a public offering or are traded on a stock market, we are not permitted to will not issue any additional shares or equity rights without a written agreement from Campbeltown. This right expires when Campbeltown no longer owns any equity interest or shares in our company or our subsidiary, Swiftnet.

After our formation, on July 30, 2001, and as a result of the rescission of the
Swiftnet, Ltd./Adar International, Inc. merger transaction, the June 19, 2000 stock purchase agreement between Campbeltown and Swiftnet was supplemented by a letter of understanding between Campbeltown and us. This letter of understanding provides that Mr. Keinan's affiliation with Swiftnet, Ltd., and Campbeltown's commitment to conclude a listing of a United States Company on the Over the
Counter Bulletin Board refers to our Form SB-2 registration statement filed herein and securing a listing on the Over-the-Counter Bulletin Board. In addition, all terms in the July 19, 2000 stock purchase agreement referring to
Adar Alternative Two, Inc. are no longer applicable. The rights that were to be conferred to Mr. Keinan and Xfone regarding the company to be formed as a result of the Swiftnet, Ltd./Adar International, Inc. merger, are now regarding Xfone and its possible future listing on the Over-the-Counter Bulletin Board.

On August 5, 2000, Swiftnet, Ltd. and Abraham Keinan entered into an agreement with an unrelated individual, Nissim Levy, who was to secure a credit facility of $200,000 (US) on behalf of Swiftnet, Ltd. The purpose of the credit facility was to finance Swiftnet's proposed growth plan, including the purchase of a switch, the IP system, development software, other equipment and for working capital purposes. Mr. Levy was also to provide Swiftnet with a bank guarantee for purposes of securing the $200,000 credit facility. At the time, Mr. Levy had no relationship or association with us or our management or Swiftnet, Ltd., other than being a personal friend of Mr. Keinan. As of the date of this prospectus, only $50,000 of the credit facility has been used because Swiftnet was able to pay for the equipment and working capital from its growth and increased ability to generate cash and its securing of a long term equipment loan to purchase the necessary equipment. In accordance with the terms of the agreement, Swiftnet issued to Mr. Levy a total of 100,000 shares representing 2%
of its then outstanding shares, which were subsequently exchanged for 100,000 shares of our stock. Under the terms of the agreement, if we do not conduct an initial public offering by August 5, 2001, Mr. Levy has the option to surrender his shares to Swiftnet's nominee, at which time we will be obligated to pay Mr.
Levy 5% of the outstanding balance on the bank loan from its inception and until repayment. Mr. Levy has not exercised this option to date; accordingly, there is no change in the status of the agreement at this time.

Other than the above transactions, we have not entered into any material transactions with any promoter, director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons.

                                       21

DESCRIPTION OF BUSINESS

We were incorporated in the State of Nevada on September 1, 2000 in order to acquire Swiftnet, Ltd., a company that was incorporated under the laws of the
United Kingdom on February 12, 1990. From September 1, 2000 through October 4,
2000, we had minimal operating activity. On or about October 4, 2000, we acquired 11,000 of the A equity outstanding common shares of Swiftnet and 11,000 of the B voting common shares of Swiftnet, representing all of Swiftnet's issued and outstanding stock in exchange for 2.4 million of our newly issued common shares. As a result of this transaction, Swiftnet became our subsidiary. In the exchange, our shares were valued at $0.143 per share for a total of approximately $344,187 and Swiftnet's A and B shares were valued at $15.64 per share for a total of $344,187. There was no monetary exchange in the Swiftnet acquisition. As a result of the transaction, the members of Swiftnet's board of directors were appointed to our board of directors and Swiftnet's officers became our officers. Although we currently own 100% of the issued and outstanding stock of Swiftnet, an affiliated company, owned by our president and his family, holds an outstanding option to acquire a 10% interest in Swiftnet for $200,000. Swiftnet has conducted operations since 1991 primarily in the
United Kingdom that have consisted of selling telecommunications services, including telephone services, facsimile messages, calling cards, Internet driven applications, and telex for commercial and residential uses. In addition,
Swiftnet has provided services and telecom solutions to resellers and partners worldwide. Since our inception, we have not been subject to any bankruptcy, receivership or similar proceedings.

Our Principal Services and their Markets:

All of our operations are conducted through Swiftnet. We provide voice and data telecommunications services, primarily to our customers in the United Kingdom.
We service customers located in 78 countries. We use network switching and transport facilities of Tier I and Tier II long distance providers such as
Worldcom International, Ltd. Tier 1. Tier 1 calls are typically transferred via large telephone operators in which the service level is usually very high. Tier
2 calls usually have lower cost prices and are routed through smaller companies or other routings.

We provide the following telecommunication services:
     o    Indirect telephone service:  Using 1XXX access [similar to XX-XX-XXXX in the US] we resell telephone services provided by other carriers or through the use of our own platform.  This enables us to take calls originated by customers and route them to different destinations. 1XXX access is a code number that people in England can dial in order to reach certain other carriers.

     o    PIN access using 0800 free numbers:  Using 0800 free numbers and PIN access codes for client identification, our customers can call from almost any phone, including British Telecom pay phones, to access our platform and make calls to any destination;

     o    Mobile access using 0800 free numbers: This service is similar to our
          PIN access service but uses mobile telephone devices; the
          identification of the client is automatic and PIN identifier numbers are not required;

     o    Email to Facsimile service:  Our Email2Fax service allows customers with an Internet Email account to send facsimiles at a discounted cost. The email arrives at our Internet server which we send via facsimile through high-speed facsimile modems to the proper destination. We issue a confirmation every 15 minutes indicating: (a)
          all successful or failed facsimile transmissions; (b) a complete list of transmissions, including date and time of delivery, destination number, pages, duration, subject, and answerback of the transmission.
          Email2Fax will send a facsimile based on a pre-defined table of retries.  If a facsimile does not go through, within the pre-defined time, Email2Fax will cancel the facsimile and a report of the failed transmission will be included in the next status report;

                                       22

     o    Print to Facsimile service:  Similar to our Email2Fax service, anyone with Windows 95 and an Internet browser will be able to utilize our
          Print2Fax service to send a facsimile through their printer driver, usually at a discounted cost.  Using any Windows application that supports printing, the user selects the printer driver to receive a dialog box that allows entry of: (a) the recipient name and fax number
          (including multiple recipients, sent directly "To" or copied "CC"; (b)
          the sender's name; and (c) the subject;

     o    Facsimile to Email or Cyber Number: This service allows the user to receive facsimile messages directly to an email address through the use of a personal identification number;

     o    Facsimile Broadcast: This service enables our business customers to quickly send thousands of facsimiles to various destinations;

     o    Email to Telex: Our Email2telex service allows a user with an Internet email account to send telexes to anywhere in the world at a discounted cost. Users of this service are billed in six-second increments with no minimum time requirement; users receive back the same type of confirmation that our Email2fax customers receive;

     o    Nodal Services:  This service enables our business customers to use a small platform located in that country, to establish their own messaging services within that country, including sending and receiving customer facsimiles utilizing store and forward delivery.

Our Platforms:
A platform generally could be any personal computer with telecommunications applications, such as calling cards and transferring call applications. We operate the following platforms in our business:
     o    Telsis Switch that enables us to interconnect with other telephone carriers;
     o    Calling cards and prepay platforms that enable us to use voice prompts and to accept pin numbers; and
     o    Messaging platform that manages facsimile broadcasts and messaging applications.

Product Mix:
Our revenues are derived from:
     o    Approximately 70% from our telephone services;
     o    Approximately 15% from our facsimile services; and
     o    Approximately 15% from our calling cards.

Our Customers:
We have four major types of customers:
     o    Residential - These customers either must dial 1XXX or acquire a box that dials automatically.
     o    Commercial - Smaller businesses are treated the same as residential customers. Larger businesses' PBX units are reprogrammed.
     o    Government Agencies -  Includes the United Nations World Economic
          Forum, the Argentine Embassy, and the Israeli Embassy.
     o    Resellers, such as WorldNet and Voicenet - We provide them with our telephone and messaging services for a wholesale price. For WorldNet, we also supply the billing system.

Our Billing Practices:
We charge our customers based on usage by full or partial minutes. Our rates vary with distance, duration, time, and type of call, but are not dependent upon the facilities selected for the call transmission. The standard terms for our regular telephone customers require that payments are due 21 days from the date of the invoice. Our prepay telephone services represent around 20 percent of our revenues. Our supplier's standard terms are payment within 30 days from invoice date; however, payments are being made up to 90 days from date of invoice without interest or penalty.

Recently Opened Divisions:
New Reseller Division: We opened this division in March 2001 which operates as a separate profit center by attempting to attract new resellers and agents to market our products and services.
Calling Card Division: We opened this division in January 2001 which operates as another profit center. We plan to use this division to sell calling cards to various end-users.

                                       23

Geographic Markets:
Our primary geographic market is located in the United Kingdom. We also have customers in Angola, Australia, Austria, Bangladesh, Belgium, Benin, Brazil,
Bulgaria, Cambodia, Cameroon, Canada, China, Congo, Croatia, Cyprus, Czech
Republic, Denmark, Egypt, Finland, France, Germany, Gibraltar, Greece, Guinea,
Hong Kong, India, Indonesia, Iran, Irish Republic, Israel, Italy, Ivory Coast,
Japan, North Korea, South Korea, Kuwait, Latvia, Lebanon, Liberia, Lithuania,
Malawi, Malaysia, Maldives Isles, Mauritius, Nepal, Netherlands, New Zealand,
Niger, Nigeria, Norway, Oman, Pakistan, Panama, Philippines, Poland, Portugal,
Qatar, Russia, Saudi Arabia, Sierra Leone, Singapore, Slovak Republic, South
Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan, Tanzania, Thailand, Togo,
Turkey, U.A.E, Uganda, USA and Vietnam.

Our Distribution Methods:

We use the following distribution methods to market our services:
     o    We actively recruit agents and resellers to sell our telephone services;
     o    We use direct marketing, primarily using facsimile broadcasts;
     o    We utilize agents that sell our services directly to customers at our established prices; these agents receive a commission of approximately
          10% of the total sale amount less any bad debts;
     o    We utilize resellers who purchase telephone traffic directly from us at an approximately 25% discount; resellers then resell this telephone traffic to their customers at a mark-up according to their own price lists.
     o    We attend telecommunications trade shows in the United Kingdom to promote our services; and
     o    We advertise on a monthly basis in "Comms Dealer", a
          telecommunications agents/resellers trade magazine.

Our agents and resellers are independent contractors.  We do not have our own in-house sales personnel.

We have agreements with approximately 15 resellers, including Voicenet, Worldnet and InTouchUK.com. Our reseller agreement with Voicenet may be terminated with
60 days notice, and our reseller agreement with Worldnet may be terminated with
7 days notice. The Voicenet agreement requires that they make minimum monthly payments to us of 10,000 pounds UK (approximately $14,730 US). Our reseller agreement with InTouchUK.com provides that company with an exclusive right to sell our fax broadcast services in the United Kingdom, including northern
Ireland, provided that InTouchUK.com makes certain minimum monthly revenue payments to us. As of July 2001, InTouchUK.com is required to make minimum monthly payments of 35,000 pounds UK (approximately $51,555) to us, in order to maintain their exclusivity rights under their reseller agreement.

We believe that in the future the telecommunications and e-commerce markets will merge, permitting consumers to purchase telecommunication services through
Internet tools. Therefore, we foresee utilizing the Internet as an additional distribution channel for our services. We intend to utilize Xfone.com as our brand name for our new e-commerce telecommunications operations. We intend to build a brand name with the launch of "xfone.com" by advertising our Internet services, partnering with other websites, and offering attractive rates and quality of lines. We anticipate that xfone.com will be operational by January
2002.

Our Future Business Plans

Our future business plans include the following:

Development of a Database and Website to Permit Telephone Access through our
Website
We plan to develop a database and website that will be integrated with a new SS7 telephone switch through which our existing and potential customers will be able to register their phone line through our website at xfone.com. Our database and website development will include integration with other systems and design and
Interface applications. We plan to complete this development by January of 2002.
We estimate our cost of this development to be $70,000. Our anticipated source for the cost of this development is our positive cash flow from operations.

Media Advertising
We plan to engage in a media advertising campaign that will consist of advertising our services in newspapers, radio and subway systems. We plan to initiate our media advertising campaign in March 2002 and dependent on market conditions and our cash flow we will continue our media campaign for approximately 12 months. The estimated cost of the advertisements which comprise our entire media advertising campaign is $200,000. Our anticipated source for the cost of our media advertising campaign is from positive cash-flow from our operations.

                                       24

Promoting our Added Value Services Such as Cyber Number and Email2 Facsimile
We plan to promote our added value services such as cyber number and email facsimile services by Internet advertising and advertisements in professional and business magazines. We will also approach the target market with direct marketing via mail and facsimile. We will initiate this promotion in February
2002 and continue the promotion for a period of 3 months. The estimated cost for our promotion is $10,000. Our anticipated source for the cost of our promotion is positive cash flow from operations.

Evaluating Our Pricing Structure to Determine Whether we can Offer More
Competitive Prices
We will evaluate our pricing structure by comparing our pricing structure with our competitors and attempt to increase our efficiencies in customer purchases, customer service, operations, and marketing in order to keep our costs at a minimum. Our evaluation is a continuous process. Our evaluation process will occur approximately from the period March 2002 to July 2002. The estimated cost of our evaluation is $15,000. Our anticipated source for the evaluation is positive cash flow from operations.

Recruiting New Agents, Resellers, and Managers based on Performance Based
Incentives
We started our recruitment process in January, 2001 and have to date recruited approximately 15 new agents, 10 resellers, and 3 managers. During 2002 we plan to recruit approximately 15 new agents, 10 resellers and 3 managers based on performance-based incentives which will primarily consist of a percentage of profits and/or revenues. We will recruit these personnel through professional meetings, meetings and professional conferences, and personal connections. We expect that our recruitment process will take until approximately September
2002. The estimated cost of our recruiting process is $10,000. Our anticipated source for the recruitment is our positive cash flow from operations.

Providing 24 hours/7 day a week service
We started to provide 24 hours/7 day a week service on or about June 2, 2001.
Our implementation of this continuous service was accomplished by our technicians and Chief Technical Officer. In approximately June 2001, we hired 3 additional technicians to implement our continuous service. The estimated cost of our providing this continuous service is $50,000. Our anticipated source for the continuous service is our positive cash flow from operations.

Negotiating with More Carriers
We will negotiate with more carriers for the purpose of reducing our cost base and risk. We will conduct these negotiations on a continuous basis. We do not anticipate material costs to conduct these negotiations.

Developing Incoming and Outgoing Interconnection with Various Telephone Carriers and Incorporating Our Switch and Messaging Platform that Interfaces to our
Prepay and Billing Systems
Since our inception, we have attempted to develop incoming and outgoing interconnection with various telephone carriers that will involve negotiations with various telephone carriers, acquisition and installment of telephone lines and enhancement of our switch capacity. In addition we will incorporate our switch and messaging platform that interfaces to our prepay and billing systems that will involve software development and integration. The purpose of this aspect of our business is to enhance capacity and to enable on line integrated billing to our customers and resellers. We plan to complete this aspect of our business by December 2002. The estimated cost of our completing this aspect of our business is $50,000. Our anticipated source for completing this aspect of our business is positive cash flow from operations.

Research the Feasibility of Implementing a GSM interface to the Switching System
We will research the feasibility of implementing a GSM interface, which is a platform that connects mobile calls directly through the mobile network without transporting the calls via a local carrier to the switching system. The purpose of implementing a GSM interface is to enable us to sell mobile phone calls at a reduced rate. The GSM interface would enable us to accomplish this reduced rate because mobile-to-mobile rates, on the same network, are less expensive. We began our integrating and testing this technology to implement this program in
September 2001 and we expect to complete our research by January 2002 and fully implement the program by March 2002. The estimated cost our research and implementation is $50,000. Our anticipated source for our research and implementation is our cash flow from operations and possibly our available credit line.

                                       25

Enhancing Our Internet Operations
We plan to enhance our Internet operations, including fine-tuning our website which will consist of integrating and adding more services, perfecting our billing system, and launching our Internet operations in beta format. We will begin enhancement of our Internet operations in July 2002, and expect to complete the project by March 2003. Our estimated cost for this aspect of our future operations is $100,000 and will include our research and development and possible recruitment of a Webmaster which will be responsible for integration, operation, and maintenance of the site. Our anticipated source for enhancing our
Internet operations and our $200,000 credit line.

Competitive Business Conditions

The communications and information services industry is highly competitive and varied. Many of our existing and potential competitors have financial, personnel, marketing, customer bases and other financial resources significantly greater than ours.
Among our various competitors are:
     o    Large regional carriers in the United Kingdom such as British Telecom;
     o    Smaller regional carriers such as Quip.com;
     o    Wireless telecommunications providers such as Vodafone; and
     o    International carriers.

Currently, there are approximately 160 licensed telecom carriers in the United
Kingdom market. Most of these competitors have greater financial, personnel, and marketing resources greater than we do. These competitors have the flexibility to introduce new service and pricing options that may be more attractive to our existing as well as our future potential customers. As a result, these competitors have greater growth and profit potential than we do.

We will attempt to overcome the competitive advantages of our competitors by:
     o    Enhanced our personal contact with our customers and local agents;
     o    Providing our customers with the option to control and see their account over the Internet;
     o    Negotiating volume discounts with our underlying carriers; and
     o    Increasing our ability to direct customer call traffic over the transmission networks of more than one carrier.

Principal Suppliers:

WorldCom International, Ltd., is our principal supplier of telephone routing and switching services. Our agreement with WorldCom International, Ltd. may be terminated by either party with thirty days notice. In addition, the contract may be terminated immediately if either other party has committed a material breach of the agreement that is incapable of remedy. Any breach capable of remedy must be corrected within 15 days. To our knowledge, we are in compliance with all material terms of the agreement. We do not have an exclusive agreement with WorldCom International, Ltd. is not exclusive; Worldcom International, Ltd.
provides these same services to our competitors.

Dependence on Major customers:

During 1999 and 2000, one customer, the United Nations World Economic Forum, located in Switzerland, accounted for approximately 10% and 8% of our revenues, respectively. No other customer accounts for more than 10% of our revenues.
Collectively, the United Kingdom accounts for approximately 75% of our revenues.
We do not anticipate than any customer or country, besides the United Kingdom, will account for more than 10% of our revenues in 2001.

Patents, trademarks and licenses:

We do not have any patents or trademarks, nor have we filed any applications for patents or trademarks. Our subsidiary, Swiftnet, Ltd., is licensed in the United
Kingdom as an international telecommunication carrier.

                                       26

Regulatory Matters:

In 1996, our subsidiary, Swiftnet, Ltd., was granted a license to operate a telecommunications system from the Secretary of State for Trade and Industry of the United Kingdom. The license may be revoked upon thirty days notice in the event of certain conditions.

We are affected by regulations introduced by Secretary of State for Trade and
Industry of the United Kingdom. Since the break up of the United Kingdom telecommunications duopoly consisting of British Telecom and Mercury in 1991 it has been the stated goal of Secretary of State for Trade and Industry to create a competitive marketplace. Secretary of State for Trade and Industry has imposed mandatory rate reductions on British Telecom in the past, which are expected to continue for the near future. We do not believe that any regulations introduced by Secretary of State for Trade and Industry will interfere with or substantially hurt our business.

We believe that we are in substantial compliance with applicable laws and regulations. To the extent that these laws and regulations are changed or new laws or regulations are adopted, we may be required to obtain additional licenses or renew, modify or replace our existing licenses. If we fail to comply with these laws, we could lose our license or be subjected to other sanctions that could result in substantial costs to us.

Since only messaging services but no calls by our customers originate in the
United States, we do not believe that we are subject to any telecommunications laws or regulations in the United States. In the future, if our services expand, it is possible that we will become subject to the telecommunications laws and regulations of the United States. If this occurs, compliance with such laws will involve higher costs than we now have in Europe.

Research and Development:

Other than developing and expanding our telecommunications applications and our website, we do not intend to undertake any significant research and development activities. We have incurred less than 50,000 Pounds Sterling, (approximately
$71,000 US) in aggregate research and development expenses since January 1,
1998.

Employees

We have  9 full-time employees consisting of:
     o    1 Chief Executive Officer;
     o    1 President;
     o    1 research and development manager;
     o    6 employees in our administration department;

We also have 3 part-time employees that operate in shifts, helping our administrative employees.

                                       27

MANAGEMENTS DISCUSSION AND ANALYSIS

The discussion contained in this prospectus contains "forward-looking statements' that involve risk and uncertainties. These statements may be identified by the use of terminology such as 'believes", "expects", "may",
"will", or " should", or " anticipates", or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus.
Important factors that could cause or contribute to such differences include those discussed under the caption entitled "risk factors," as well as those discussed elsewhere in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

Overview.

We are a holding company that operates through our subsidiary, Swiftnet ltd, a
U.K. based telecommunication service provider and international licensed telecommunication carrier. As of October 4, 2000, Swiftnet Ltd is and has been the only source of income of Xfone Inc.

Swiftnet sells and develops telecommunication services, including telephony, fax messages, calling cards, Internet driven applications and telex for commercial and residential use mainly in the United Kingdom and Europe. In addition
Swiftnet provides services and telecom solutions to resellers and partners worldwide.

On October 4, 2000 Xfone acquired Swiftnet. Swiftnet had a business plan to provide comprehensive telecommunication services and products by integrating new and old products, services and ideas through one website. Swiftnet was incorporated in 1991 under the laws of the United Kingdom, until 1999 main revenues for Swiftnet were derived from messaging and fax broadcast services, during the year 2000 Swiftnet shifted the focus to telephony voice services offering comprehensive support packages to resellers and new services. Utilizing automation and proprietary software packages Swiftnet's strategy is to grow without the need of heavy investments and with lower expenses for operations and registration of new customers.

Financial Information - Percentage of Revenues

                                     Year ended December 31
                              2000              1999              1998

Revenues                     100.00            100.00            100.00
Cost of Revenues             -64.90            -53.75            -53.60
                             ------------------------------------------
Gross Profit                  31.10             46.25             46.34

Operating Expenses:
Research and Development      -2.15             -3.78             -4.09
Marketing and Selling         -8.30             -7.86             -9.09
General and Administrative   -17.50            -28.09            -32.75
                             ------------------------------------------
Total Operating Expenses     -27.90            -39.73            -45.93

Income before Taxes            6.34              5.71            - 0.19

Net Income                     5.13              5.16            - 0.19

                                  Three Months Ended March 31
                                    2001              2000

Revenues                           100.00            100.00
Cost of revenues                    65.00             65.40
Gross Profit                        35.00             34.60

Operating Expenses:
Research and Development            -1.30             -2.70
Marketing and Selling               -7.70             -7.30
General and Administrative         -15.20            -19.10
                                 ---------------------------
Total Operating Expenses           -24.30            -29.00

Income before Taxes                  9.40              4.50

Net Income                           7.70              3.50

                                   Six months ended June 30
                                    2001              2000

Revenues                           100.00            100.00
Cost of revenues                    64.00             67.60
Gross Profit                        36.00             32.40

Operating Expenses:
Research and Development            -1.30             -2.50
Marketing and Selling               -6.50             -6.30
General and Administrative         -16.70            -17.30
                                 ---------------------------
Total Operating Expenses           -24.70            -26.10

Income before Taxes                 10.30              5.30

Net Income                           8.70              4.20

                                       28

Six Months ended June 30, 2001 and 2000.
Consolidated Statement of Operations

Revenues. Revenues for the six months ended June 30 2001, increased 92%
to £1,108,923 ($1,585,760) from £577,560 ($825,911) for the same period in 2000. The increase in revenues is attributed mainly to growth in revenues generated from our voice telephony services and the initiation of the new calling cards activity.

Cost of Revenues. Cost of revenues consists primarily of traffic time purchased from telephone companies and other related charges. Cost of revenues increased
81.6% to £709,434 ($1,014,491) for the six months ended June 30,2001 from £390,556 ($558,495) for the six months ended June 30,
2000,representing 64% and 67.6% of the total revenues for the six months ended
June 30, 2001 and June 30,2000, respectively.

Gross Profit. Gross profit is total Revenues less cost of revenues. Gross profit excludes general corporate expenses, finance expenses and income tax. For the six months ended June 30, 2001 and 2000, Gross Profit resulted £399,489
($571,269) and £187,004 ($267,416) respectively, which represent 113.6%
increase. The gross profit as percentage of revenues increased to 36% for the six months ended June 30, 2001 from 32.4% for the six months ended June 30,
2000.

Research and Development. Research and development expenses were £14,346
($20,515) and £14,332 ($20,495) for the six months ended June 30, 2001 and
June 30, 2000, respectively. Representing 1.3% and 2.5% of revenues of the six months ended June 30, 2001 and 2000, respectively. The expenses consist of labor costs of the research and development manager and other related costs. Main developments relate to the upgrade of software for our telephone platforms, billing systems, messaging services and interconnections with the web site and resellers.

Marketing and Selling Expenses. Marketing and selling expenses increased to £72,424 ($106,426) from £36,335 ($51,959) for the six months ended
June 30, 2001 and 2000, respectively. Marketing and selling expenses as percentage of revenues were 6.5% and 6.3% for the six months ended June 30, 2001 and 2000, respectively.

General and Administrative Expenses. General and administrative expenses increased to £185,115 ($264,714) for the six months ended June 30, 2001 from £100,147 ($143,210) for the six months ended June 30, 2000. As percentage of revenues General and administrative expenses slightly decreased to
16.7% for the six months ended June 30, 2001, from 17.3% for the six months ended June 30, 2000.

Financing Expenses. Financing expenses, net, increased to £12,148($17,372)
for the six months ended June 30, 2001, from £5,680 ($8,122) for the six months ended June 30, 2000.

Income Before Taxes. Income before taxes for the six months ended June 30, 2001 increased by 271% to £113,770 ($162,691) from £30,670 ($43,858) for the six months ended June 30, 2000.The increase of the Income before taxes is attributable primarily to the increase of 92% in our revenues and the lower
81.6% increase in operating expenses. Income before taxes as percentage of revenues was 10.3% for the six months ended June 30, 2001 and 5.3% for the six months ended June 30, 2000. The increase in percentage of revenues is attributable to the increase of our revenues and the decrease in operating expenses as percentage of revenues.

Taxes on Income. UK companies are usually subject to income tax at the corporate rate of 20%. Taxes on income for the six months ended June 30, 2001 amounted to £17,552 ($25,099) that represents 15.4% of the income before taxes as compared with £6,156 ($8,803) for the six months ended June 30, 2000 that represents 20% of the income before taxes. The tax rate of 15.4% for June 30,
2001 is due to some governmental incentives that the company deserves.

Net Income. Net income for the six months ended June 30, 2001 amounted to £96,218 ($137,592) and represents 8.7% of the revenues, as compared with £24,514 ($35,055), 4.2% of the revenues, for the six months ended June
30, 2000. The increase of 292% in the net income is attributable to the 92%
growth in our revenues, the lower increase app 81% in the cost of sales and in our operating expenses.

                                       29

Post Merger Proforma Earning per share

The post merger proforma earning per share for the six months ended June 30,
2001 was £0.02 ($0.03) for the 5,000,000 basic shares and £0.017
($0.03) for diluted shares including options to buy 500,000 shares.

Balance Sheet.

Current Assets.  Current Assets amounted to £1,082,831 ($1,548,448) as of
June 30, 2001 as compared to £744,693 ($1,111,474) as of December 31, 2000.
The increase in the current assets is mainly due to an increase of £263,739
($377,147) in the account receivables attributed to the growth in our revenues.
For June 30, 2001 account receivables amounted to £558,825 ($799,120), as of September 15, 2001 £420,000 ($600,600) have been collected. For the year ended December 31,2000 the average account receivable turnover ratio was
6.35 times what averagely represents sales of 1.89 months (57 Days). for six months ended June 30, 2001 the account receivables turnover ratio was 2.6 times
- 5.2 times on yearly base, representing sales of 2.3 months (69 days).
The relative increase in the account receivables is due to the unpaid debt of one overseas customer.  The company filed a law sued against the customer and its CEO who secured the debt with a personal guarantee. (See Legal Proceedings.)

Loan to Shareholder.  Loan to our major shareholder and Chairman of the Board
Mr. A. Keinan amounted to £251,664 ($359,880) as of June 30,2001 of this amount £114,885 ($164,286) is classified as current assets.

Fixed Assets. As of June 30, 2001 fixed Assets increased by £72,424
($98,121) to £159,496 as compared with December 31, 2000. The increase is due to the investment in new equipment as the new switch, voice over IP and others.

Current Liabilities. As of June 30, 2001 current liabilities amounted to £971,945 ($1,389,882) as compared to £655,854 ($978,886) in December 31,
2000. The increase mainly derives from the 81.6% growth in our cost of revenues generated by the 92% increase in our revenues.

Liquidity and Capital resources June 30, 2001.

Net cash provided by operating activities for the six months ended June 30, 2001 was £51,292 ($73,348) this cash was primarily used for the increase of £263,739
($377,147) of the trade receivables.
Financing activities provided £21,390 ($30,588) that was used to finance the purchase of new equipment.
Cash at March 31, 2001 amounted to £180,035 ($257,450) a decrease of £16,410
($23,466) since December 31,2000.
Swiftnet will continue to finance its operations and the operations of Xfone.
In addition to our own sources, on May 12,2000 Bank Leumi (UK) PLC made available to our fully owned UK based subsidiary Swiftnet Ltd, an overdraft and/or short term advance credit facility, not exceeding $200,000 in Sterling and/or equivalent mutually accepted currencies.  The facility is repayable on demand and there was an intention to review it in May 2001 (The Bank hasn't done
it). Interest rates are the Base  Rate (as posted from time to time in the
Banking Hall) plus 1% for UK Pound and LIBOR Plus 1% for currency.
The facility is secured by a $200,000 Dollars Bank Guarantee made available by
Dr. N. Levy and secured by our Chairman and President.
Since August 2001 we used $50,000 from the facility for a Bank Guarantee we gave to one of our foreign suppliers to secure voice traffic.
Taking into account the cash and the unused $150,000 credit facility out the amount of $200,000 that a UK bank made available to Swiftnet combined with the positive operational results, we believe that Xfone has and will have sufficient resources for operations through the years 2001 and 2002.
For the implementation of an expanding plan Xfone plans to raise money through a public or private placement after becoming publicly traded.

                                       30

DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 960 High Road, London N12 9RY - United
Kingdom. This 1600 square foot facility has four offices, one computer room, one operation room that controls the computer room, entrance hall, main hall, accounting, secretarial and administration and a kitchen. Our office is located on the fifth floor of a six floor building with a concierge, two elevators and parking facilities. Our premises were leased on a 5 year term, which was due to expire on December 12, 2001. The yearly lease payments are approximately
$23,421.00 (15,900 Pound Sterling). On October 8, 2001, we renewed our lease for a period of 12 months. Our current lease expires on December 20, 2002. The yearly lease payments have been increased to $34,320 (24,000 Pound Sterling).

Our offices are in good condition and are sufficient to conduct our operations.

We do not own any property nor do we have any plans to acquire any property in the future. We do not intend to renovate, improve or develop any properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. We have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 1, 2000, we issued 1,730,000 shares of our common stock to our founder and director, Abraham Keinan for services rendered in our corporate formation.

Since inception through December 31, 2000, we have (along with our subsidiary,
Swiftnet, Ltd.) loaned Abraham Keinan a total of 216,133 Pound Sterling or approximately $322,586 based upon the exchange rate at December 31, 2000. This loan is reflected in a promissory note payable in ten equal installments of approximately $19,150 beginning January 1, 2002 and ending on January 1, 2011.
This note is non-interest bearing.

On May 5, 2000, our Swiftnet, Ltd., entered into an 18-month renewable consulting agreement with Campbeltown Business, Ltd., a private company owned by
Guy Nissenson our president and director and his family, to provide consulting services in the area of marketing and finance. Under the agreement, we are obligated to pay Campbeltown 2,000 UK Pound Sterling (approximately $2,946) per month, along with an additional monthly performance bonus based upon Swiftnet,
Ltd., attaining the following revenue levels:

------------------------------------------------- ---------------------------------
          TARGET AMOUNT OF                             ADDITIONAL MONTHLY BONUS
          REVENUES PER MONTH
------------------------------------------------- ---------------------------------
Less than 125,000 Pounds (UK)                            0 Pounds (UK)
------------------------------------------------- ---------------------------------
Between 125,000 - 150,000 Pounds (UK)                1,250 Pounds (UK)
     (approximately $ 184,125 - $ 220,950 US)          (approximately $ 1,841 US)
------------------------------------------------- ---------------------------------
Between 150,000 - 175,000 (UK)                       2,500 Pounds (UK)
     (approximately $ 220,950 - $ 257,775 US)          (approximately $ 3,583 US)
------------------------------------------------- ---------------------------------
Over 175,000 Pounds (UK)                             2,750 Pounds (UK)
     (approximately $ 257,775 US)                      (approximately $ 4,050 US)
------------------------------------------------- ---------------------------------

                                       31

On May 11, 2000, our subsidiary, Swiftnet, Ltd., and our director, Abraham
Keinan, entered into an employment agreement with Guy Nissenson. Under the terms of the agreement, Swiftnet has employed Nissenson for the purpose of business development, sales and marketing, at a base rate of 1000 pounds (UK) per month
(approximately $1,433 US); when Swiftnet reaches average sales of 175,000 pounds
(UK) per month for a three month period, Guy Nissenson's salary will be increased to 2,000 pounds (approximately $2,866 US) per month. In addition, the agreement provides that Guy Nissenson will receive an unspecified number of options to acquire our stock (limited to 50% of the options that Abraham Keinan receives) and that these options are transferable at Guy Nissenson's discretion.
The specific terms of these options (including the number of options and the exercise price) are not specified in this agreement. Swiftnet may only cancel these options if two conditions are satisfied: (1) Guy Nissenson no longer works with Swiftnet; and (2) if within twelve months of Guy Nissenson's employment with the company, Swiftnet and any other companies that may buy or merge into
Swiftnet in the future, do not reach average revenues (over a three consecutive month period) of at least 120,000 pounds (UK).

On June 19th, 2000, our subsidiary, Swiftnet, Ltd., entered into a Stock
Purchase Agreement with Abraham Keinan and Campbeltown Business Ltd., a company owned by Guy Nissenson and his family. That agreement, which was clarified on
July 30, 2001, provided the following:

     o    Abraham Keinan confirmed that all his businesses activities and initiatives in the field of telecommunications are conducted through
          Swiftnet, and would continue for at least 18 months after the conclusion of this transaction.

     o    Campbeltown declared that it is not involved in any business that competes with Swiftnet and would not be involved in such business at least for 18 months after this transaction is concluded.

     o    Campbeltown would invest $100,000 in Swiftnet Ltd., in exchange for
          20% of the total issued shares of Swiftnet, Ltd.; Campbeltown would also receive 5% of the issued and outstanding shares of our company following our acquisition with Swiftnet.

     o    Swiftnet, Ltd., and Keinan would guarantee that Campbeltown's 20%
          interest in the outstanding shares of Swiftnet would be exchanged for at least 10% of our outstanding shares and that Campbeltown would have in total at least 15% of our total issued shares after our acquisition occurred.

     o    Campbeltown would have the right to nominate 33% of the members of our board of directors and Swiftnet's board of directors. When Campbeltown ownership in our common stock was less than 7%, Campbeltown would have the right to nominate only 20% of our board members but always at least one member. In the case that Campbeltown ownership in our common stock was less than 2%, this right would expire. In the case that Adar group transaction is not concluded and Campbeltown sells all of its shares in Swiftnet, the right for 33% board members in Swiftnet will expire.

     o    Campbeltown would have the right to nominate a vice president in
          Swiftnet and/or our common stock. It is agreed that Mr. Guy Nissenson is nominated now.  If for any reason Guy Nissenson will leave his position, Campbeltown and Abraham Keinan will agree on another nominee. The Vice President will be employed with suitable conditions.
          This right will expire when both conditions happen:  Campbeltown is no longer a shareholder in Swiftnet and it owns less than 2% of our common stock.

     o    Campbeltown has the option to purchase additional shares of Swiftnet that will represent 10% of all issued shares after the transaction for
          $200,000 US.  This transaction  can be  executed either by Swiftnet issuing new shares, or by Abraham Keinan selling his private shares
          (as long as he has an adequate amount of shares), as Abraham Keinan will decide. This option will expire on Dec 31, 2005. Campbeltown can exercise this option in parts. If this option is exercised before the conclusion of Adar Group  transaction Keinan and Swiftnet will make sure and guarantee  that the shares owned by Campbeltown because of exercising this option will be exchanged by the same percentage of ownership in our common stock. It is agreed that if Campbeltown exercised only part of the option buying Swiftnet shares it will have the right to exercise the reminder of the option for our shares at the same terms. As long as Swiftnet is not a public company or is merged /
          bought / taken over by a third party only half of the option above could be taken.

                                       32

     o    Alternatively to the right described in the point above after the conclusion of Adar group transaction Campbeltown will have the option to purchase shares of Xfone that will represent 10% of all issued and outstanding shares at the first day of flotation (after the transaction) for the amount of $200,000 US. It is Campbeltown decision what alternative to choose. This transaction can be executed either by
          Xfone issuing new shares, or by Abraham Keinan selling his private shares in Xfone (as long as he has an adequate amount of shares),  as
          Abraham Keinan will decide. The option can be executed in parts and will expire on Dec 31,2005.

     o    Campbeltown will have the right to participate under the same terms and conditions in any investment or transaction that involve equity rights in Swiftnet or us conducted by Abraham Keinan at the relative ownership portion.

     o    In the event that Swiftnet or we will seek for money in a private placement for equity or any other rights, Campbeltown will have the right of first refusal on any transaction or part of it until Dec 31,
          2005 or as long as it owns over 7% of Swiftnet equity or 4% of our common stock.

     o    Keinan and Campbeltown have signed a right of first refusal agreement for the sale of their shares.

     o    Until we conduct a public offering or are traded on a stock market, we are not permitted to will not issue any additional shares or equity rights without a written agreement from Campbeltown. This right expires when Campbeltown no longer owns any equity interest or shares in our company or our subsidiary, Swiftnet.

On August 5, 2000, Swiftnet Ltd., and Abraham Keinan entered into an agreement with an unrelated individual, Nissim Levy, who was to secure a bank loan facility of $200,000 (US) on behalf of Swiftnet, Ltd. Pursuant to the agreement,
Swiftnet issued to Mr. Levy a total of 100,000 shares (2% of its then outstanding shares), where were subsequently exchanged for 100,000 share of stock in our company. Under the terms of the agreement, if we do not conduct an initial public offering by August 5, 2001, Mr. Levy has the option to surrender his shares to Swiftnet's nominee at which time, we will be obligated to pay Mr.
Levy 5% of the outstanding balance on the bank loan from its inception and until repayment.

On April 6, 2000, upon advice of Swiftnet's counsel, Mr. Michael T. Williams,
Swiftnet, Ltd. entered into a merger agreement with Adar International, Inc., a
Florida corporation, whereby Adar International, Inc. was to acquire all of
Swiftnet's outstanding common stock. This merger was expected to be completed during the period from approximately February 2001 to April 2001. Swiftnet, Ltd.
entered into the merger transaction upon advice of our counsel at that time that the merger coupled with the filing of an S-4 registration statement under the name of Adar Alternative Two would be a means by which we could become a publicly traded company. Upon advice of new counsel, we learned that: (a) an S-4 was not an appropriate method for us to go public; (b) the merger transaction had no legitimate business purpose; and (c) a Form SB-2 Registration Statement followed by a Form 15c-211 filed with the National Association of Security
Dealers was the appropriate method by which to affect a publicly traded status.
Accordingly, upon advice of new counsel, in approximately June 2001 we verbally agreed with Mr. Williams to rescind the transaction. No stock had ever been exchanged in the planned merger. Although we received notification from Adar
Alternative Two's counsel that the S-4 registration statement would be withdrawn and we subsequently requested on two occasions that it be withdrawn, it has not been withdrawn to date. We then filed this registration statement for the purpose of our common stock ultimately becoming listed on the Over-the Counter
Bulletin Board.

Other than the above transactions, we have not entered into any material transactions with any promoter, director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons.

                                       33

MARKET FOR COMMON EQUITY AND STOCKHOLDER MATTERS

No market exists for our common stock and there is no assurance that a regular trading market will develop, or if developed will be sustained. Management has not discussed market making with any market maker or broker dealer. A shareholder in all likelihood, therefore, will not be able to resell their securities should he or she desire to do so when eligible for public resales.
Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Outstanding Options, Warrants and Convertible Securities.

Under a Stock Purchase Agreement, clarified on July 30, 2001, Guy Nissenson, through Campbeltown Business Ltd., has an option to purchase 10% of the outstanding shares of our subsidiary, Swiftnet at a price of $200,000 until
December 31, 2005 at which time the option will expire. If we become listed on the Over-the-Counter Bulletin Board at any time prior to December 31, 2005,
Campbeltown has the option to acquire 10% of our outstanding stock for the same total consideration of $200,000. If Campbeltown exercises its right to acquire any of our shares under this option, our chairman, Abraham Keinan has a right, for a period of 30 days, to require us to use the proceeds from that exercise to repurchase an equal amount of our shares from him at the same price per share as paid by Campbeltown.

In addition, under the Stock Purchase Agreement, Campbeltown has the right to purchase or acquires the same number of shares of our stock as may be issued to
Abraham Keinan in the future so that the relative percentage ownership of
Abraham Keinan and Campbeltown remains the same.

The amended Stock Purchase Agreement, as clarified on July 30, 2001, also prohibits us from issuing any additional shares or equity rights without a written agreement from Campbeltown. In addition, under the agreement,
Campbeltown has a right of first refusal on any securities offering we conduct until December 31, 2005, as long as they own more that 4% of our stock. In addition, the Stock Purchase Agreement, as currently amended, specifically provides that Campbeltown may assign their interest in that contract to any entity.

Sales under Rule 144

As of the date of this registration statement, there are 477,800 shares of our common stock held by non-affiliates and 4,527,200 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the
Securities Act of 1933 and no shares are eligible to be resold pursuant to Rule
144. We have agreed to register all of the shares held by our existing non-affiliate selling shareholders. We plan to issue common stock subject to an employee benefit plan.

Once this registration statement is effective, the 477,800 shares being offered by our selling shareholders who are non-affiliates will be freely tradable without restrictions under the Securities Act of 1933; any such shares held by our "affiliates" would continue to be restricted by the resale limitations of
Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

                                       34

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

Penny Stock Considerations.

Our Shares are "penny stocks" as that term is generally defined in the
Securities Exchange Act of 1934 as equity securities with a price of less than
$5.00. Our shares may be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or "accredited investor" must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or
$300,000 together with his or her spouse is considered an accredited investor.
In addition, under the penny stock regulations the broker-dealer is required to:

     o    Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

     o    Disclose commission payable to the broker-dealer and its registered representatives and current bid and offer quotations for the securities;

     o    Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks.

     o    Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be adversely affected, with a corresponding decrease in the price of our securities. Our shares may someday be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders.

As of the date of this registration statement, we had 124 holders of record of our common stock. We have one class of common stock outstanding.

Dividends.

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

                                       35

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation received for services rendered to it during the current year and the years ended
December 31, 1999 and 2000 respectively by our Chief Executive Officer, who is also the managing director of Swiftnet. No other executive officers received aggregate compensation during our last fiscal year which exceeded, or would exceed on an annualized basis, $100,000.

----------------------------- ------------------------------------------- --------------------------------------------------
Summary Compensation Chart             Annual Compensation                         Long Term Compensation
----------------- ----------- --------------- ------------ -------------- -------------- ------------- ---------- ----------
Name &            Year        Salary ($)      Bonus($)     Other ($)      Restricted     Options ($)   L/Tip($    All
Position                                                                  Stock Awards                            Other
----------------- ----------- --------------- ------------ -------------- -------------- ------------- ---------- ----------
Abraham Keinan,   2001        $42,300              0             0              0              0            0          0
Chairman/                     (30000 Pound
CEO                           Sterling)
----------------- ----------- --------------- ------------ -------------- -------------- ------------- ---------- ----------
                  2000        $22,095              0             0              0              0            0          0
                              (15000 Pound
                              Sterling)
                  1999        $22,095
                              (15000 Pound
                              Sterling)
----------------- ----------- --------------- ------------ -------------- -------------- ------------- ---------- ----------

Our chairman of the Board of Directors, Mr. Abraham Keinan , does not have a written employment agreement with us. Since January 2001, we have agreed to pay him a salary of $3,525 (2,500 Pound Sterling) per month. Abraham Keinan receives pension benefits and a company car.

On May 11, 2000, we entered into a written employment agreement with our
President, Guy Nissenson. Under the agreement, Guy Nissenson will work on business development, sales and marketing. We have agreed to pay him a salary of
$1,473 (1000 Pound Sterling) per month, subject to a future increase of $1,473
(1000 Pound Sterling) if Swiftnet reaches average sales of $257,775 (175,000
Pound Sterling) per month. In addition, we have agreed that if we grant options to Abraham Keinan, we will grant Guy Nissenson options to buy Swiftnet or us according to the following formula: 50% of the options with same price and conditions that Abraham Keinan will receive, subject to our reaching a benchmark of $176,760 (120,000 Pound Sterling) average sales per month during Guy
Nissenson activities or in the 12 months thereafter. The agreement with Guy
Nissenson can be terminated with one month notice.

Our research and development manager, Mrs. Bosmat Houston, has an employment agreement us which provides that we pay her a salary of $3,337 (2266 Pound
Sterling) per month. She is not subject to a covenant not to compete. We may terminate Mrs. Houston's agreement with 8 weeks notice. She may terminate the agreement with one week notice.

Board Compensation

Other than provide above our directors do not receive any compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.

                                       36

FINANCIAL STATEMENTS

                           Xfone, Inc. and Subsidiary

                        CONSOLIDATED FINANCIAL STATEMENTS

                              As Of June 30, 2001

                                    CONTENTS

                                                                     PAGE

     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                         F-1

         Balance Sheets                                            F-2 - F-3

         Statements of Operations                                     F-4

         Statement of Changes in Shareholders' Equity                 F-5

         Statements of Cash Flows                                  F-6 - F-7

         Notes to Consolidated Financial Statements                F-8 - F-16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Xfone, Inc. and Subsidiary

We have audited the accompanying balance sheets of Xfone, Inc. and Subsidiary as of December 31, 2000 and 1999, the related statements of operations, changes in shareholders' equity and cash flows for each of the three years then ended.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xfone, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles in the United States.

Chaifetz & Schreiber, P.C.

21 Harbor Park Drive N.
Port Washington, NY 11050
May 10, 2001

                                       F-1

                           Xfone, Inc. and Subsidiary

                                 BALANCE SHEETS

                                                  June 30,             December 31,          June 30,         December 31,
                                                    2001            2000         1999         2001          2000        1999
                                                   ------          ------       ------       ------        ------      ------
                                                                             (Predecessor)                         (Predecessor)
                                                (Unaudited)                                (Unaudited)

                                                                                           Convenience translation into US$
Current assets

Cash                                            £ 180,035       £ 196,445       £ 87,570   $ 257,450    $ 293,201    $ 130,701

Accounts receivable, net                          558,825         295,086       131,007      799,120      440,427      195,533

Prepayments and other receivables (Note 4)        210,059         173,808        24,275      300,384      259,408       36,231
                                                ---------       ---------    ----------    ---------    ---------    ---------
Loan to shareholder (Note 5)                      114,885          79,354            -       164,286      118,438           -

Stock                                              19,027              -             -        27,209           -            -
                                                ---------       ---------    ----------    ---------    ---------    ---------
Total Current Assets                            1,082,831         744,693       242,852    1,548,448    1,111,474      362,465
                                                ---------       ---------    ----------    ---------    ---------    ---------
Loan to shareholder (Note 5)                      136,779         136,779       138,201      195,594      204,148      206,270
                                                ---------       ---------    ----------    ---------    ---------    ---------

Fixed assets (Note 6)

Cost                                              387,429         298,337       271,438      554,023      445,279      405,131

Less  - accumulated depreciation                 -227,933        -211,265      -182,241     -325,944     -315,321     -272,001
                                                ---------       ---------    ----------    ---------    ---------    ---------
Total fixed assets                                159,496          87,072        89,197      228,079      129,958      133,130
                                                ---------       ---------    ----------    ---------    ---------    ---------
Total assets                                  £ 1,379,106       £ 968,544     £ 470,250   $1,972,122   $1,445,580     $701,865
                                                =========       =========    ==========    =========    =========    =========

                                       F-2

                           Xfone, Inc. and Subsidiary

                                 BALANCE SHEETS

                                                          June 30,        December 31,           June 30,           December 31,
                                                           2001         2000        1999          2001           2000         1999
                                                        (Unaudited)                            (Unaudited)

                                                                                                 Convenience translation into US$
Current liabilities

Notes payable - current portion (Note 8)                £  37,888    £  14,751    £  4,528       $ 54,180      $ 22,016     $ 6,758

Trade payables                                            717,784      500,110     224,250      1,026,432       746,433     334,701

Other liabilities and accrued expenses (Note 7)           216,273      140,993      88,489        309,270       210,437     132,073
                                                         --------     --------    --------       --------      --------    --------
Total current liabilities                                 971,945      655,854     317,267      1,389,882       978,886     473,532
                                                         --------     --------    --------       --------      --------    --------

Long-term liabilities
Notes payable (Note 8)                                     38,929       40,676      22,981         55,668        60,710      34,300
                                                         --------     --------    --------       --------      --------    --------

Total long-term liabilities                             £  38,929    £  40,676   £  22,981      £  55,668        60,710      34,300
                                                         --------     --------    --------       --------      --------    --------

Shareholders' equity (Note 9)

Preferred stock - 20,000,000 shares
   authorized, none issued
Common stock:
50,000,000 shares authorized,
   no par value; 4,800,000
   issued and outstanding
Authorized & outstanding -
   ordinary shares of
   £1 par value:
      9,015 "A" Common stock                                                      £  11,000                                  16,418
     10,697 "B" Common stock                                                         11,000                                  16,418

Contributions in excess of par value                    £ 137,455    £ 137,453    £  43,000       196,561       205,155      64,179

Receipt on account of shares                                                -            -             -             -           -

Retained earnings                                         230,777      134,561       65,002       330,011       200,829      97,018
                                                         --------     --------     --------      --------      --------    --------
Total shareholders' equity                                368,232      272,014      130,002       526,572       405,984     194,033
                                                         --------     --------     --------      --------      --------    --------

                                                       ============================================================================

Total liabilities and shareholders' equity             £1,379,106    £ 968,544    £ 470,250    $1,972,122    $1,445,580    $701,865
                                                       ============================================================================

                                      F-3

                        Xfone, Inc. and Subsidiary

                         STATEMENT OF OPERATIONS

                                      Six Months Ended       Three Months Ended                 Year Ended
                                          June 30                  June 30                     December 31
                                     2001        2000         2001        2000         2000        1999        1998
                                    ------      ------       ------      ------       ------      ------      ------
                                 (Unaudited)

Revenues                         £1,108,923     £577,560      £603,228     £310,030    £1,354,746     £758,846     £652,964
Cost of revenues                  -709,434    -390,556     -380,719    -210,674     -879,207    -407,904    -350,372
                                 ---------   ---------    ---------   ---------    ---------   ---------   ---------
Gross profit                       399,489     187,004      222,509      99,356      475,539     350,942     302,592
                                 ---------   ---------    ---------   ---------    ---------   ---------   ---------
Operating expenses:(Note 11)
Research and development           -14,346     -14,332       -7,548      -7,166      -29,124     -28,663     -26,715
Marketing and selling              -74,424     -36,335      -35,297     -21,842     -112,310     -59,634     -59,360
General and administrative        -185,115    -100,147     -108,199     -49,053     -236,418    -213,176    -213,848
                                 ---------   ---------    ---------   ---------    ---------   ---------   ---------
Total operating expenses          -273,885    -150,814     -151,044     -78,061     -377,852    -301,473    -299,923
                                 ---------   ---------    ---------   ---------    ---------   ---------   ---------

Operating profit (loss)            125,604      36,190       71,465      21,295       97,687      49,469       2,669
Financing expenses -  net
        (Note 11)                  -12,148      -5,680       -5,330      -2,835      -12,016      -6,576      -3,992
Other income                           314         160          120          89          277         457          41
                                 ---------   ---------    ---------   ---------    ---------   ---------   ---------
Income (loss) before taxes         113,770      30,670       66,255      18,549       85,898      43,350      -1,282
Taxes on income                    -17,552      -6,156       -9,000      -3,500      -16,559      -4,191           -
                                 ---------   ---------    ---------   ---------    ---------   ---------   ---------

Net income (loss)                   £96,218      £24,514       £57,255      £15,049       £69,559      £39,159    -£1,282
                                 =========   =========    =========   =========    =========   =========   =========

Earnings Per Share:
Basic                                 £0.02        £0.00         £0.01        £0.00         £0.01        £0.01           £0
                                 =========   =========    =========   =========    =========   =========   =========

Diluted                               £0.02        £0.00         £0.01        £0.00         £0.01        £0.01           £0
                                 =========   =========    =========   =========    =========   =========   =========

-Continued-

        Six Months Ended         Three Months Ended              Year Ended
             June 30                  June 30                   December 31
        2001        2000          2001        2000           2000        1999
       ------      ------        ------      ------         ------      ------
     (Unaudited)               (Unaudited)

                        Convenience translation into US$

    $1,585,760    $825,911      $862,616    $443,343     $2,022,009  $1,132,606
    -1,014,491    -558,495      -544,428    -301,264     -1,312,249    -608,812
     ---------   ---------     ---------   ---------      ---------   ---------
       571,269     267,416       318,188     142,079        709,760     523,794
     ---------   ---------     ---------   ---------      ---------   ---------

       -20,515     -20,495       -10,794     -10,247        -43,469     -42,781
      -106,426     -51,959       -50,475     -31,234       -167,627     -89,006
      -264,714    -143,210      -154,725     -70,146       -352,854    -318,173
     ---------   ---------     ---------   ---------      ---------   ---------
      -391,656    -215,664      -215,993    -111,627       -563,950    -449,960
     ---------   ---------     ---------   ---------      ---------   ---------

       179,614      51,752       102,195      30,452        145,810      73,834
       -17,372      -8,122        -7,622      -4,054        -17,934      -9,815
           449         229           172         127            339         682
     ---------   ---------     ---------   ---------      ---------   ---------
       162,691      43,858        94,745      26,525        128,215      64,701
       -25,099      -8,803       -12,870      -5,005        -24,387      -6,255
     ---------   ---------     ---------   ---------      ---------   ---------
      $137,592     $35,055       $81,875     $21,520       $103,828     $58,446
     =========   =========     =========   =========      =========   =========

     =========   =========     =========   =========      =========   =========
         $0.03       $0.01         $0.02       $0.00          $0.03       $0.02
     =========   =========     =========   =========      =========   =========
         $0.03       $0.01         $0.01       $0.00          $0.03       $0.02
     =========   =========     =========   =========      =========   =========

                                       F-4

                           Xfone, Inc. and Subsidiary

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                             Number of                              Contributions
                                                              Ordinary                               in excess of
                                                               Shares          Share Capital          par value
                                                            ----------        ---------------       -------------

Balance at January 1, 1998                                       1,000          £    1,000            £      -
Receipt on account of shares                                        -                   -                    -
Net loss                                                            -                   -                    -
                                                           ------------        ------------          -----------
Balance at December 31, 1998                                     1,000               1,000                   0
Issuance of ordinary shares                                     21,000              21,000               43,000
Net income                                                          -                   -                    -
                                                           ------------        ------------          -----------
Balance at December 31, 1999                                    22,000          £   22,000            £  43,000
                                                           ------------        ------------          -----------

Pooling of Interests Combination:
Balance at January 1, 2000                                   2,400,000                  -                65,000
Issuance of ordinary shares                                  2,400,000                  -                72,453
Net income                                                       -                      -                    -
                                                           ------------        ------------          -----------
Balance at December 31, 2000                                 4,800,000          £       0             £ 137,453
                                                           ------------        ------------          -----------

Balance at January 1, 2001                                   4,800,000                  -               137,453
Issuance of ordinary shares                                         -                   -                    -
Net income                                                          -                   -                    -

Balance at March 30, 2001                                    4,800,000                  0               137,453
                                                           ============        ============          ===========

Convenience translation into U.S. $:
Balance at January 1, 2001                                   4,800,000           $      -               196,558
Issuance of ordinary shares                                         -                   -                    -
Net income                                                          -                   -                    -
                                                           ------------        ------------          -----------
Balance at June 30, 2001                                     4,800,000           $      0             $ 196,558
                                                           ============        ============          ===========

-Continued-

          Receipt                    Retained                      Total
       on account of                Earnings/                  Shareholders'
          Shares                    (Deficit)                     Equity
      ---------------              ------------               ---------------

         £   -                     £  27,125                   £  28,125
          64,000                        -                         64,000
             -                        -1,282                      -1,282
      ---------------              ------------               ---------------
          64,000                      25,843                      90,843
         -64,000                        -                              0
             -                        39,159                      39,159
      ---------------              ------------               ---------------

         £   0                     £  65,002                   £ 130,002
      ---------------              ------------               ---------------

             -                        65,002                     130,002
             -                          -                         72,453
             -                        69,559                      69,559
      ---------------              ------------               ---------------
         £   0                     £ 134,561                   £ 272,014
      ===============              ============               ===============

         $   -                      $ 97,001                     $194,017
             -                          -                         108,139
             -                       103,828                      103,828
      ---------------              ------------               ---------------

         $   0                      $200,829                     $405,984
      ===============              ============               ===============

             -                       134,561                      272,014
             -                            -                            -
             -                        96,218                       96,218

             0                       230,779                      368,232
      ===============              ============               ===============

         $   -                       $192,422                    $388,980
             -                             -                           -
             -                        137,592                     137,591.74
      ---------------              ------------               ---------------
         $   0                       $330,014                    $526,572
      ===============              ============               ===============

                                      F-5

                          Xfone, Inc. and Subsidiary

                            STATEMENTS OF CASH FLOWS

                                        Six Months              Three Months                          Year
                                          Ended                    Ended                             Ended
                                         June 30                  June 30                         December 31
                                     2001        2000         2001        2000            2000        1999        1998
                                   --------    --------     --------    --------        --------    --------    --------
                                 (Unaudited)              (Unaudited)

Net income (loss)                   £96,218      £24,514       £57,255      £15,049          £69,559      £39,159      -£1,282
Adjustments to reconcile
  net cash provided by
  operating activities             -44,926     -24,636       22,797      12,697            -716     -17,603      17,202
                                  --------    --------     --------    --------        --------    --------    --------
Net cash provided by
  operating activities              51,292        -122       80,052      27,746          68,843      21,556      15,920
                                  --------    --------     --------    --------        --------    --------    --------

Cash flow from investing
  activities

Purchase of equipment              -89,092     -12,621      -13,121     -12,153         -60,339     -38,890     -36,637

Sale of equipment                      -           -            -           -               -           -           -
                                  --------    --------     --------    --------        --------    --------    --------
Net cash (used in)
  provided by investing
  activities                       -89,092     -12,621      -13,121     -12,153         -60,339     -38,890     -36,637
                                  --------    --------     --------    --------        --------    --------    --------

Cash flow from financing
  activities

Repayment of long term debt         -8,610      -2,422       -4,901      -1,055             -        -4,075      -9,094
Proceeds from issuance of
  long term debt                    30,000                                               27,918      30,000         -

Proceeds from issuance of
  common stock                                                                           72,453         -        64,000
                                  --------    --------     --------    --------        --------    --------    --------
Net cash (used in) provided
  by financing activities           21,390      -2,422       -4,901      -1,055         100,371      25,925      54,906
                                  --------    --------     --------    --------        --------    --------    --------
Net (decrease)/increase
  in cash                          -16,410     -15,165       62,030      14,538         108,875       8,591      34,189
Cash, beginning of year            196,445      87,570      117,068      57,867          87,570      78,979      44,790
                                  --------    --------     --------    --------        --------    --------    --------
Cash, at end of year / quarter     180,035      72,405      180,035      72,405         196,445      87,570      78,979
                                  ========    ========     ========    ========        ========    ========    ========
Supplement disclosures of
  cash flow information:

Net cash paid during the
  year for:
Income taxes                           £-           £-            £-           £-               £-           £-           £-

Interest                               £-         £1,075          £-           £505           £2,171       £1,649       £1,330
                                  ========    ========     ========    ========        ========    ========    ========

-Continued-

        Six Months              Three Months                  Year
          Ended                    Ended                     Ended
         June 30                  June 30                  December 31
    2001        2000         2001        2000            2000        1999
  --------    --------     --------    --------        --------    --------
 (Unaudited)              (Unaudited)

                        Convenience translation into US$

  $137,592     $35,055      $81,875     $21,520        $103,828     $58,446
  --------    --------     --------    --------        --------    --------
   -64,244     -35,229       32,600      18,157          -1,071     -42,691
  --------    --------     --------    --------        --------    --------
    73,348        -174      114,474      39,677         102,757      15,755
  --------    --------     --------    --------        --------    --------
  -127,402     -18,048      -18,763     -17,379         -90,068     -58,045

                                                        -16,418
  --------    --------     --------    --------        --------    --------
  -127,402     -18,048      -18,763     -17,379         -90,068     -41,627
  --------    --------     --------    --------        --------    --------

                                                            -        -6,082
   -12,312      -3,463       -7,008      -1,509          41,669      44,776
    42,900           0            0           0         108,142         -
  --------    --------     --------    --------        --------    --------
    30,588      -3,463       -7,008      -1,509         149,811      38,694
  --------    --------     --------    --------        --------    --------

   -23,466     -21,686       88,703      20,789         162,500      12,822
   280,916     125,225      167,407      82,750         130,701     117,879
  --------    --------     --------    --------        --------    --------
  $257,450    $103,539     $257,450    $103,539        $293,201    $130,701
  ========    ========     ========    ========        ========    ========

     $ -         $ -          $ -         $ -             $ -         $ -
  ========    ========     ========    ========        ========    ========
     $ -        $1,537        $ -          $722          $2,167      $2,330
  ========    ========     ========    ========        ========    ========

                                         F-6

                         Xfone, Inc. and Subsidiary

                         STATEMENT OF CASH FLOWS (Cont.)

(1) Adjustments to reconcile net income (loss) to net cash provided by operating activities:

                                                   Six Months               Three Months                      Year
                                                     Ended                     Ended                          Ended
                                                    June 30                   June 30                      December 31
                                               2001        2000          2001        2000          2000        1999        1998
                                             --------    --------      --------    --------      --------    --------    --------
                                           (Unaudited)               (Unaudited)

Depreciation                                  16,668      12,724         8,512       6,362        29,024      29,732      28,783
                                           ---------   ---------     ---------   ---------     ---------   ---------   ---------
Changes in assets and liabilities:

Decrease (increase) in Inventory             -19,027           0       -11,252           0           -           -           -

Decrease (increase) in trade receivables    -263,739    -121,062      -217,256     -80,256      -164,079     -39,762      48,164

Decrease (increase) in other receivables     -36,251     -27,268       -35,942     -34,347      -116,093        -478      13,091

(Decrease) increase in shareholder loans     -35,531     -16,623       -16,732       6,725       -77,932     -63,268       5,444

(Decrease) increase in trade payables        217,674     112,402       248,690     105,704       275,860      26,441     -87,794

(Decrease) increase in other payables         75,280      15,191        46,777       8,509        52,504      29,732       9,514
                                           ---------   ---------     ---------   ---------     ---------   ---------   ---------

Total adjustments                            -61,594     -37,360        14,285       6,335       -29,740     -47,335     -11,581
                                           ---------   ---------     ---------   ---------     ---------   ---------   ---------

                                             -44,926     -24,636        22,797      12,697          -716     -17,603      17,202
                                           =========   =========     =========   =========     =========   =========   =========

-Continued-

        Six Months                Three Months                 Year
          Ended                      Ended                    Ended
         June 30                    June 30                 December 31
    2001        2000           2001        2000           2000        1999
  --------    --------       --------    --------       --------    --------
 (Unaudited)                (Unaudited)

                        Convenience translation into US$

   $23,835     $18,195        $12,172      $9,098       $ 43,316    $ 37,369
 ---------   ---------      ---------   ---------      ---------   ---------

   -27,209           0        -16,090           0

  -377,147    -173,119       -310,676    -114,766       -244,894     -59,346

   -51,839     -38,993        -51,397     -49,116       -173,273        -714

   -50,809     -23,771        -23,927       9,617       -116,317    -103,840

   311,274     160,735        355,627     151,157        411,732      39,464

   107,650      21,723         66,891      12,168         78,365      44,376
 ---------   ---------      ---------   ---------      ---------   ---------

   -88,079     -53,425         20,428       9,059        -44,387     -80,060
 ---------   ---------      ---------   ---------      ---------   ---------

  -$64,244    -$35,229        $32,600     $18,157         -1,071     -42,691
 =========   =========      =========   =========      =========   =========

                                       F-7

                           Xfone, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -    Organization and Nature of Business

A. Xfone, Inc. ("Xfone") was incorporated in Nevada, U.S.A. in September, 2000 and is a provider of long distance voice and data telecommunications services, primarily in the United Kingdom. The financial statements consolidate the operations of Xfone and Swiftnet, Limited. ("Swiftnet") (the
   "Predecessor"), its wholly owned U.K. subsidiary, (collectively the
   "Company") from January 1, 2000 through June 30, 2001 (see Note 3).

B. The financial statements of the Company have been prepared in Sterling
   ("£") since the currency of the prime economic environment in which the operations of the Company are conducted in the UK. Transactions and balances denominated in Sterling are presented at their original amounts. Transactions and balances in other currencies are translated into Sterling in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 of the U.S.
   Financial Accounting Standards Board ("FASB"). Accordingly, items have been translated as follows: Monetary items - at the exchange rate effective at the balance sheet date. Non-monetary items - at historical exchange rates.
   Revenues and expense items - at the exchange rates in effect at the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items). Exchange gains and losses from the aforementioned translation are included in financing expenses, net.

C. The financial statements as of 30 June 2001 and 31 December 2000 have been translated into U.S. dollars using the rate of exchange of the U.S. dollar at
   30 June 2001. The translation was made solely for the convenience of the readers. It should be noted that the £ figures do not necessarily represent the current cost amounts of the various elements presented and that the translated U.S. dollars figures should not be construed as a representation that the £ currency amounts actually represent, or could be converted into,
   U.S. dollars. The representative rate of exchange of the £ at 30 June 2001 was U.S. $1 = £0.699 & 31 December 2000 was U.S. $1 = £0.670 (1999 - £0.615,
   1998 - £0.598).

                                       F-8

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 2 -    Pooling of Interests

On October 4, 2000 Xfone acquired Swiftnet Ltd. ("Swiftnet") in a business combination accounted for as a pooling of interests. Swiftnet, which engages in the telecommunications industry, became a wholly owned subsidiary of Xfone through the exchange of 2,400,000 shares of the company's common stock for all of the outstanding stock of Swiftnet. From September 7, 2000, date of formation, through October 4, 2000, date of combination, the Company had minimal operating activity. The accompanying financial statements for 2000 are based on the assumption that the companies were combined for the full year and financial statements of prior years have been restated to give effect to the combination.

Summarized results of operations of the separate companies for the period from
January 1, 2000 through September 30, 2000 and for the year ended December 31,
2000 are as follows:

                                                                   Year Ended
                                                                December 31, 2000

                         January 1, - September 30, 2000
                         Xfone                 Swiftnet        Xfone        Swiftnet
                       --------               -----------     -------       ---------
   Net sales                0                   972,016         0           1,354,746
                       ========               ===========     =======       =========
   Net income               0                    43,649         0              69,559
                       ========               ===========     =======       =========

                                       F-9

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 3 -    Significant Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A. Principles of Consolidation and Basis of Financial Statement Presentation -
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP)
and include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.

B. Allowance for Doubtful Accounts

The allowance is determined based upon management's evaluation of receivables doubtful of collection on a specific basis. Such allowances for doubtful accounts are as follows:

          June 30, 2001                        51,128 (Includes £35,000 non Specific)
          December 31, 2000                    31,128
          December 31, 1999 (Predecessor)      52,497

C. Equipment

Equipment is stated at cost. Depreciation is calculated by the declining balance method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

Switching equipment                   straight line
Machinery and equipment               reducing balance
Office furniture and equipment        reducing balance
Motor vehicles                        reducing balance

D. Revenue Recognition

The Company's source of revenues results from charges to customers for the call minutes they use while on the Company's telecommunications system. Such revenues are recognized at the time this service is rendered.

                                      F-10

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 3 -    Significant Accounting Policies (Cont.)

E. Revenue Recognition (cont.)

Management believes that the Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin
No. 101, "Revenue Recognition in Financial Statements" (SAB 101).

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

G. Earnings Per Share

Earnings per share are calculated and reported in accordance with Statement of
Financial Accounting Standards No. 128, Earnings Per Share ("EPS") ("SFAS 128").
Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                                      F-11

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 4 -    Prepayments and Other Receivables

                          June 30,           December 31,            June 30,           December 31,
                           2001          2000           1999          2001          2000            1999
                          ------        ------         ------        ------        ------          ------
                        (Unaudited)                                 (Unaudited)
                                                                         Convenience Conversion in US$

Professional fees (1)    £162,973       £118,803         £ -       $233,051       $177,316          $ -
Other receivables          15,283         32,047        9,197        21,855         47,828         13,727
Others                     31,803         22,958       15,078        45,478         34,264         22,504
                        ----------     ----------     --------    -----------    -----------      ---------
                         £210,059       £173,808      £24,275      $300,384       $259,408        $36,231
                        ==========     ==========     ========    ===========    ===========      =========

(1) The Company classifies prepaid expenses, expenditures for services not yet provided to the company. The professional fees relate to the preparation of the registration statement and the planned private placement.

Note 5 -    Loan to Shareholder

The Company has a non-interest bearing demand loan to a shareholder and such shareholder has issued a promissory note for £136,779 payable in ten equal installments of £13,678 beginning January 1, 2002, and ending on January 1,
2011. The note is non-interest bearing.

                                      F-12

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

                                    June 30,      December 31,  December 31,  June 30,    December 31,    December 31,
                                      2001            2000         1999         2001           2000            1999
                                   (Unaudited)                               (Unaudited)

Note 6  Fixed Assets                                                               Convenience translation into US$

Cost
Machinery and equipment             £306,375        £217,737      £191,843      $438,116      $324,980      $286,333
Motor vehicles                        35,000          35,000        35,000        50,050        52,239        52,239
Office furniture and equipment        46,054          45,600        44,595        65,857        66,559        68,060
                                   ----------      ----------    ----------    ----------    ----------    -----------

                                    £387,429        £298,337      £271,438      $554,023      $443,778     $406,632
                                   ==========      ==========    ==========    ==========    ==========    ===========
Accumulated Depreciation
Machinery and equipment             £169,135        £155,599      £134,886      $241,863      $232,238     $201,322

Motor vehicles                        17,773          15,313         8,750        25,415        22,855       13,060

Office furniture and equipment        41,025          40,353        38,605        58,666        60,228       57,619
                                   ----------      ----------    ----------    ----------    ----------    ----------

                                    £227,933        £211,265      £182,241      $325,944      $315,321     $272,001
                                   ==========      ==========    ==========    ==========    ==========    ==========

Note 7 Other Liabilities and Accrued Expenses

Accrued professional fees             £6,570         £30,920        £6,806        $9,395       $46,149      $10,158
Corporate taxes                       42,670          20,370         4,297        61,018        30,403        6,414
Payroll taxes                         10,849           4,134        15,924        15,515         6,170       23,767
Others                               156,183          85,569        61,462       223,342       127,715       91,734
                                   ----------      ----------    ----------    ----------    ----------    ----------
                                    £216,273        £140,993       £88,489      $309,270      $210,437     $132,073
                                   ==========      ==========    ==========    ==========    ==========    ==========

                                      F-13

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 8 -    Notes Payable

                                                   June 30,    December 31,   December 31,   June 30,  December 31,  December 31,
                                                     2001          2000          1999          2001         2000          1999
                                                  (Unaudited)                               (Unaudited)

                                                                                              Convenience translation into US$

Barclays Bank - maturity 2002, annual interest       £9,241        £12,511        £-         $13,215       $18,673        $ -
rate 5.83%
First National Finance - maturity 2005, annual
interest rate 7.16%                                   9,550         10,000         -          13,657        14,925          -
Newcourt - maturity 2005, annual interest rate
7.16%                                                 8,281          9,584         -          11,842        14,304          -
Equipment - maturity 2005                            28,475
Vehicle - maturity 2002, with a balloon
payment of £17,366 and monthly payment of £350.94    21,226             -          -              -             -           -
                                                    --------      --------     ---------     ---------     ---------     ---------
                                                     76,773         23,332     27,509        109,785        34,824        41,058
                                                    --------      --------     ---------     --------      ---------     ---------

Less: current portion                               -37,888        -14,751     -4,528        -54,180       -22,016        -6,758
                                                    --------      --------     ---------     --------      --------      ---------
Notes payable - non current                         £38,885        £40,676    £22,981        $55,606       $60,710       $34,300
                                                    ========      ========     =========     ========      ========      =========

                                      F-14

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 8 - Notes Payable (cont.)

         B.  Maturities of notes payable are as follows:

                June 30,                                                 Convenience
              (Unaudited)                                             translation into US$
              -----------
                  2001                         £10,426                    $14,909
                  2002                          35,194                     50,327
                  2003                          10,102                     14,446
                  2004                          10,102                     14,446
                  2005                          10,949                     15,657
                                               --------                   ---------
                                               £76,773                   $109,785
                                               ========                   =========

Note 9 -  Contingencies:

        A. The Company operates from leased premises in London.  The current lease agreement expires on December 20, 2001, and was already renewed for additional 12 months.  The minimum payment from July 1, 2001 to
           December 31, 2001 is £8,189 ($11,710).  The minimum payment from January 1, 2002 to December 20, 2002 is £23,490 ($33,591).

        B. The Company is committed to a one months notice for the termination of Mr. Guy Nissenson employment agreement. The amount of one-month salary is £2,000 ($2,860).

        C. The Company has no contingent liabilities in connection with the preparation of its registration statement.

Note 10 -  Capital Structure

Cambeltown has the option from the Company and one of its directors to purchase
500,000 additional shares of Xfone for the amount of $200,000. This transaction can be executed either by Xfone issuing new shares, or by the director selling his private shares as long as he has an adequate amount of shares, as the director will decide. This option will expire on December 31, 2005.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock.

                                      F-15

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 11 - Earnings Per Share

                                                                             2000
                                                                      Weighted Average

                                                           Income         Shares          Per Share
                                                        (Numerator)    (Denominator)       Amounts

 Net Income                                             £69,559
 Basic EPS:
   Income available to common stockholders               69,559         £2,880,000           £0.02
   Effect of dilutive securities                       (116,093)
     Options                                                 -              48,767              -

     Diluted EPS:
  Income available to common stockholders               £69,559         £2,928,767           £0.02

                                                                      1999 (Pro Forma)
                                                                      Weighted Average

                                                            Income          Shares          Per Share
                                                         (Numerator)     (Denominator)       Amounts

  Net Income                                              £39,159
  Basic EPS:
   Income available to common stockholders                 39,159       £2,880,000            £0.01
     Options                                                   -            48,767               -
     Diluted EPS:
  Income available to common stockholders                 £39,159       £2,928,767            £0.01

                                                                      1998 (Pro Forma)
                                                                      Weighted Average

                                                            Income          Shares          Per Share
                                                         (Numerator)     (Denominator)       Amounts

  Net Income                                               £1,282
  Basic EPS:
   Income available to common stockholders                  1,282       £2,880,000            £0

     Effect to dilutive securities:
     Options                                                   -            48,767               -

  Diluted EPS:
   Income available to common stockholders                 £1,282       £2,928,767            £0

                                      F-16

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Note 12 - Selected Statement of Operations Data

                                  Six months ended       Three months ended                Year Ended
                                      June 30,                June 30,                    December 31,
                                  2001       2000         2001       2000         2000       1999       1998
                               (Unaudited)             (Unaudited)

A. Marketing & Selling:

Distribution costs              18,312          0       13,204          0       £23,353     £19,329     £19,977

Salaries & benefits                  0      3,600            0      1,800        5,400      1,800        -

Advertising                      3,170        699        2,661         99        1,198      9,699      7,705

Commissions                     43,500     20,600       14,460     13,282       60,826     18,186     21,550

Others                           9,442     11,346        4,972      6,661       21,533     10,620     10,128
                              ---------  ---------    ---------  ---------    ---------  ---------  ---------

                                74,424     36,245       35,297     21,842      £112,310     £59,634     £59,360
                              =========  =========    =========  =========    =========  =========  =========

B. General & Administrative:

Salaries & benefits             76,523     48,069       45,760     25,355      105,386     93,970     95,206

Rent & maintenance              23,951     17,781       12,631      8,359       41,469     29,968     34,497

Communications                  16,096      9,915        8,346      4,738       18,609     18,529     16,412

Professional fees               12,230     10,412        6,662      4,138       21,217     13,315     10,672

Bad debts                       35,000          0       25,000          0       29,025     26,517     21,613

Depreciation                    16,668     12,724        8,512      6,362       14,972     29,732     28,783

Others                           4,647      1,246        1,288        101        5,740      1,145      6,665
                              ---------  ---------    ---------  ---------    ---------  ---------  ---------

                               185,115    100,147      108,199     49,053      £236,418    £213,176    £213,848
                              =========  =========    =========  =========    =========  =========  =========

C. Financing Expenses

Bank interest & charges          3,195      4,605        1,926      2,330       15,556      4,419      2,665

Hire purchase interest           2,254      1,075        1,579        505        1,919      1,611      1,238

Foreign currency loss/(gain)      -212          0         (212)         0       -5,658        508         -3

Other interest & charges         6,911          0        2,037          0          149          0          0

                                     0          0            0          0           50         38         92

                                12,148      5,680        5,330      2,835       12,016      6,576      3,992

                                      F-16

                           Xfone, Inc. and Subsidiary

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

     -Continued-

          Six months ended                Year Ended
             June 30,                   December 31,
               2001               2000               1999
           (Unaudited)

                Convenience translation into U.S. $

            $26,186            $34,856            $28,849

                 -               8,058              2,687

              4,533              1,789             14,476

             62,205             90,785             27,143

             13,502             32,139             15,851
           ---------          ---------          ---------

            106,426           $167,627            $89,006
           =========          =========          =========

           $109,428           $157,291           $140,254

             34,250             61,896             44,728

             23,017             27,775             27,655

             17,489             31,667             19,873

             50,050             22,346             39,578

             23,835             43,321             44,376

              6,645              8,558              1,709
           ---------          ---------          ---------

           $264,714           $352,854           $318,173
           =========          =========          =========

              4,569             22,245

              3,223              2,744

               -303             -8,091

              9,883                213

                  0                 72
           ---------          ---------

             17,372             17,183
           =========          =========

                                      F-17

                           Xfone, Inc. and Subsidiary

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

Note 12 - Selected Statement of Operations Data (cont.)

                                                                               Three months
                                   Three months ended          Year Ended          ended          Year Ended
                                         March 30,             December 31,      March 30,       December 31,
                                    2001        2000        2000       1999        2001        2000        1999
                                (Unaudited)                                    (Unaudited)

                                                                               Convenience translation into US$

C. Financing Expenses, Net:
Bank interest & charges            1,269       2,275      15,556      4,419      $1,815     $23,218      $6,596
Hire purchase interest               675         570       1,919      1,611         965       2,864       2,404
Foreign currency exchange             -           -       -5,658        508          -       -8,445         758
Other interest and charges         4,874          -          149         -        6,970         222          -
Interest on overdue tax               -           -           50         38          -           75          57
                               ----------  ----------  ----------  ---------  ----------  ----------  ----------
                                   6,818       2,845      12,016      6,576      $9,750     $17,934      $9,815
                               ==========  ==========  ==========  =========  ==========  ==========  ==========

Note 13  Related Party Transactions

Payments to Campbeltown Business Ltd:

January 1, 2001 - June 30, 2001:       £26,250           ($37,537)
Payments include fees for consulting services relating to marketing and finance and reimbursement of £1,000 ($1,430) for expenses.

Loan to Mr. Keinan:

During the six months ended June 30, 2001 the company made a £35,531 ($50,809)
loan to Mr. Keinan.

The total balance due from Mr. Keinan as of June 30, 2001 is £251,661 ($359,879), of which £136,779 ($195,594) in noncurrent.

Salaries and pension

                Six months ended     Three months ended            Year Ended             Six months ended     Year Ended
                     June 30              June 30                 December 31,                June 30,        December 31,
                  2001     2000        2001      2000        2000      1999      1998           2001              2000
               (Unaudited)           (Unaudited)                     (Prede-   (Prede-      (Unaudited)
                                                                     cessor)   cessor)         Convenience translation
                                                                                                     into US$

Shareholders'
   salaries:    £19,000    £8,500      £12,250     £4,750      £23,000    £15,045    £15,000        $27,170           $34,328

Shareholders'
   pensions:     £1,200    £1,800         £600       £900       £3,300     £2,100      £ -           $1,716            $4,925

                                      F-18

CHANGES IN AND DISAGREEEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
DISCLOSURE

     None.

PART II

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada Revised Statutes Section 78.7502, 78.751, and our bylaws provide us with the power to indemnify any of our directors, officers, employees or agents.
The director, officer, employ or agent must have conducted himself in good faith and reasonably believe that his conduct was in, or not opposed to our best interests.
     Our by-laws provide that:

     Our directors shall be entitled to rely on information, opinions reports or statements, including financial statements and other financial data, prepared or presented by:
     (a)  One or more of our officers, directors or employees whom a director reasonably believes to be reliable and competent in the matters presented,
     (b)  Counsel, public accountants or other persons as to matters which a director reasonably believes to be within such person's professional or expert competence or
     (c)  A committee of our board of directors upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or the by-laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our Corporation in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*)
represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling shareholders will pay no offering expenses.

         ITEM                                    EXPENSE
         SEC Registration Fee                    $ 36.20
         Legal Fees and Expenses                 $67,500
         Accounting Fees and Expenses            $40,000
         Miscellaneous*                          $20,000
         ===============================================
         Total*                              $127,536.20

* Estimated Figure

                                       37

RECENT SALES OF UNREGISTERED SECURITIES

On September 1, 2000, we issued 1,730,000 shares of our common stock to our founder and director, Abraham, Keinan for services rendered in our corporate formation.

On September 1, 2000, we issued 270,000 shares of our common stock to
Campbeltown Business Ltd, for services rendered in our corporate formation.
Campbeltown Business Ltd. is owned by our president, Guy Nissenson and his family.

On October 20, 2000, we issued 100,000 shares of our common stock to Zeneca
Commercial S.A., on behalf of Mr. Nissim Levy, for giving our subsidiary,
Swiftnet, a bank guaranty for the amount of $200,000.

On October 20, 2000, we issued 252,800 shares of our common stock to 116 non-
U.S. Companies and non-U.S. persons for non cash consideration. Our legitimate business purpose for issuing these shares was to: (a) gain recognition of our business operations; (b) establish a stock holder base for our common stock; (c)
assist us in our future plan to secure qualification for quotation on the Over the Counter Bulletin Board; and (d) to motivate our employees.

On October 20, 2000, we issued 25,000 shares to agents of Swiftnet for the purpose of future incentive plan for our agents.

On July 25, 2001, we issued 117,200 shares to the `management fund' of our subsidiary Swiftnet for future incentive of the management team implementing the expanding plan of the company.

On September 20, 2000, we issued an aggregate of 2,400,000 shares of our common stock to Abraham Keinan, Vision Consultants Ltd., and Campbeltown Business Ltd.
to acquire our subsidiary, Swiftnet. Ltd.

We relied upon Section 4(2) and Regulation S of the Securities Act of 1933, as
amended for the above issuances. None of these issuance involved underwriters, underwriting discounts or commissions or any public offer in the United States.
We placed restrictive legends on all certificates issued. We believed that
Regulation S and Section 4(2) were available because:
     o    We are an operational company with revenues and not a blank check company;
     o    Sales were not made by general solicitation or advertising;
     o    Sales were made only to accredited investors or investors who represented that they were sophisticated enough to evaluate the risks of the investment;
     o    No offers or sales were made to persons in the United States; and
     o    No direct selling efforts were made in the United States.

On July 25, 2001, we issued 105,000 shares of our common stock to the Law Firm of Hamilton, Lehrer & Dargan, P.A. for legal services rendered to us. We relied upon the exemption from registration provided by Section 4(2) and Rule 506 of
Regulation D of the Act, as amended. We believed this exemption is available because the issuance to Hamilton, Lehrer & Dargan, P.A. was an isolated transaction which did not involve a public offering.

                                       38

EXHIBITS

2.       Agreement and plan or reorganization between Xfone, Inc. and Swiftnet
         Ltd. Dated September 20, 2000*
3.1      Articles of Incorporation of Xfone, Inc.*
3.2      Bylaws of Xfone, Inc.*
3.3      Articles of Incorporation of Swiftnet Ltd.*
3.4      Bylaws of Swiftnet Ltd.*
4.       Specimen Stock Certificate*
5.       Opinion of Hamilton, Lehrer & Dargan, P.A.*
10.1     Agreement between Swiftnet Ltd. And Guy Nissenson dated May 11, 2000*
10.2     Employment Agreement with Bosmat Houston dated January 1, 2000*
10.3     Loan Agreement with Swiftnet Ltd., Guy Nissenson, and Nissim Levy Dated
         August 5, 2000*
10.4     Promissory Note executed between Xfone and Swiftnet Ltd. Dated
         September 29, 2000*
10.5     Stock Purchase Agreement between Swiftnet Ltd, Abraham Keinan, and
         Campbeltown Business, Ltd. Dated June 19, 2000*
10.6     Consulting Agreement between Swiftnet Ltd. and Campbeltown Business,
         Ltd. Dated May 5, 2000*
10.7     Agreement with Campbeltown Business Ltd. Dated July 30, 2001*
10.8     Contract with WorldCom International Ltd. Dated June 20, 1998*
10.9     Contract with VoiceNet Inc. Dated April 11, 2000*
10.10    Contract with InTouchUK.com Ltd. Dated April 25, 2000*
10.11    Letter of Understanding from Campbeltown Business Ltd. to Xfone, Inc.
         dated July 30, 2001
10.12    Agreement between Adar International, Inc./Mr. Sidney J. Golub and
         Swiftnet dated April 6, 2000
10.13    Lease Agreement between Elmtree Investments, Ltd. and Swiftnet, Ltd.
         dated December 4, 1991
10.14    Lease Agreement between Postwick Property Holdings Limited and
         Swiftnet, Ltd. dated October 8, 2001.
21.      List of Subsidiaries*
23.      Consent of Chaifetz & Schreiber, P.C.
24.      Consent of Hamilton, Lehrer & Dargan, P.A. included in Exhibit 5*
*Denotes previously filed exhibits: filed on August 10, 2001 with Xfone, Inc.'s
         SB-2 registration statement, file # 333-67232.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1.   To file, during any period a post-effective amendment to this registration statement to:
     a.   Include any prospectus required by Section 10(a)(3) of the Securities
          Act of 1933;
     b.   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;
     c.   Include any additional or changed material information on the plan of distribution.

2.   That,for determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.   Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the
Registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

4.   In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                       39

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on October 16, 2001.

Xfone, INC.

------------------------------- ------------- ------- ----------------- ----------------------
Title                            Name                  Date              Signature
------------------------------- --------------------- ----------------- ----------------------
Chairman of the Board            Abraham Keinan        10/16/2001        /s/ Abraham Keinan
------------------------------- --------------------- ----------------- ----------------------
Principal Accounting Officer     Abraham Keinan        10/16/2001        /s/ Abraham Keinan
------------------------------- --------------------- ----------------- ----------------------
Principal Financial Officer      Abraham Keinan        10/16/2001        /s/ Abraham Keinan
------------------------------- --------------------- ----------------- ----------------------

     Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

----------------------- ------------------------ -------------------------------- ---------------
Name                     SIGNATURE                TITLE                            DATE
----------------------- ------------------------ -------------------------------- ---------------
Abraham Keinan           /s/ Abraham Keinan       Chairman of the Board,
                                                    Principal Financial Officer,
                                                    Principal Accounting Officer,  10/16/2001
                                                    and Director
----------------------- ------------------------ -------------------------------- ----------------
Guy Nissenson            /s/ Guy Nissenson        President, Principal Officer,
                                                    and Director                   10/16/2001
----------------------- ------------------------ -------------------------------- ----------------

                                       40